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03050467

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GGL Diamond Corp.

*CURRENT ADDRESS

**FORMER NAME



PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1209 FISCAL YEAR 11-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐		*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DATE : 5/7/03

GGL Diamond Corp.

DISCOVERY THROUGH TECHNOLOGY


Approx. 300 metres

2002
ANNUAL REPORT

FRONT COVER

Top right *Map of kimberlite indicator mineral train*

GGL's Yellowknife-based exploration team has unique computer skills and has assembled a proprietary database of available government, private and GGL information to aid in diamond exploration. The data is manipulated to identify potential locations for diamondiferous kimberlite pipes. This map shows a series of kimberlite indicator minerals found through systematic sampling that point towards a likely pipe location. Further analysis will be required to identify the exact location.

Top left: Pyrope chemistry

GGL's field team collected 874 twenty litre till samples (over 25,000 kg. In total!) last summer. Each sample was sent to the Saskatchewan Research Council and treated to produce a concentrate of heavy minerals for further detailed analysis. The concentrate was then shipped to the Diamond Institute in Moscow for analysis and microprobe work to identify the quantity and quality of specific minerals known to indicate that a kimberlite is nearby. G9 and G10 pyropes (garnets) are the best indicators that diamonds may be present. This chart shows the encouraging findings from one particular group of samples.

Bottom left: *Geophysics*

Once the geologists identify the approximate location of a kimberlite, they use geophysics – aerial and ground – to look for the exact location to drill. In this picture the computer highlights the strong magnetic signature of one particular location.

Kimberlites are much softer material than granite, and the several ice ages in Canada scoured out the softer surface rock and frequently left telltale circular lakes to mark pipe locations. Unfortunately, there can also be other possible causes for these geophysical anomalies!

Bottom right: *Drilling*

After much analysis and planning, which can take three or four years to complete, our geologists decide where and when to drill. Timing depends on weather (early spring if drilling from a frozen lake or late summer if from land). Drills must be flown into the location and moved by helicopter to prevent damage to the environment. When all the costs are calculated, it costs GGL nearly $500,000 to sample, analyze, identify, mobilize and finally drill a new target.

For more information on GGL's "Discovery through Technology", visit our website at
www.ggldiamond.com/s/GGL_Approach.asp

GGL Diamond Corp.

Directors' Report to the Members

April 5, 2003

Dear Shareholders:

We are pleased to report that in 2002, we completed the most extensive sampling program ever undertaken by the Company on its wholly-owned claims in the Northwest Territories.

Our field crews and geologists were extremely busy throughout the year, as we moved closer to our goal of locating a commercial diamond deposit. As part of the 2002 exploration program, we completed heavy mineral sampling over all of the claims acquired in 2000 and 2001.

Geophysical surveys were completed in selected areas, revealing a number of targets. Three of the targets proved to be kimberlites, while others remain to be drill tested, possibly this spring. Although diamonds were not present in the small samples taken from the three kimberlites, additional sampling may be undertaken to fully determine their potential.

As we write this report, we are awaiting the final results of last summer's heavy mineral sampling, due over the next two months. This and other information will allow us to complete our planning for this year's exploration program. The first sample results from the ZIP claims on our Winter Lake North Property, 75 km west of the Ekati Mine, are the best we have seen since the samples that led us to the diamondiferous kimberlite sill at the Doyle Property. We are eager to continue exploration on these claims.

The Company's proprietary data set continues to provide additional excellent exploration opportunities, which last year alone led to the staking of 60,000 acres in new claims. These include the ZIP claims mentioned above and the Bone claim, located on the south shore of Lac de Gras, approximately 30 km southwest of the Ekati Diamond Mine. The Bone claim is currently being drilled by De Beers Canada Exploration Inc. under a Joint Venture agreement signed in early April 2003.

Our geologists are currently assessing data from recent ground geophysical surveys on the ZIP claims and on the Seahorse property. These results will be analyzed in conjunction with indicator mineral sample results.

As we write, we are also awaiting the final decision of the Tribunal regarding the long-standing Doyle Lake property dispute.

The Federal Tribunal appointed by the Minister of Indian Affairs and Northern Development informed the Company that it will render its decision on the dispute, which dates back to 1996, "sometime in April". (For more specific information regarding this dispute, please refer to the news releases of Nov. 6, 2002 and March 6, 2003, or to the third quarter report (www.ggldiamond.com).)

We are pleased to welcome R. Timothe Huot, a representative of Soroof International which is a major shareholder of the Company and a Montreal lawyer and partner with McCarthy Tetrault, to our Board of Directors. The Directors would also like to commend our Consultant Gordon Usher-Jones for his work in introducing the Company to new investors.

The continuing support of all who work with and for the Company is gratefully acknowledged.

Many loyal and patient shareholders have also offered words of encouragement and support over the past years. Their faith and support have helped us overcome difficult times and keep us focused on the ultimate objective.

On behalf of the Board,



R.A. Hrkac
President and Chief Executive Officer

GGL DIAMOND CORP.

Consolidated Financial Statements

November 30, 2002 and 2001

Index

ELLIS FOSTER
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

AUDITORS' REPORT

To the Shareholders of

GGL DIAMOND CORP.

We have audited the consolidated balance sheets of **GGL Diamond Corp.** as at November 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.



Vancouver, Canada
January 21, 2003

Chartered Accountants

GGL DIAMOND CORP.

Consolidated Balance Sheets
November 30, 2002 and 2001

	2002	2001
ASSETS		
Current		
Cash and cash equivalents	$ 179,412	$ 132,459
Marketable securities	3,800	7,600
Sundry receivable	82,365	25,744
Prepaid expenses	88,797	665
	354,374	166,468
Mineral properties and deferred exploration costs (Note 4)	6,135,705	5,416,492
Capital assets (Note 5)	290,063	308,523
	$ 6,780,142	$ 5,891,483
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 356,819	$ 180,772
Current portion of mortgage loan (Note 6)	12,920	10,268
	369,739	191,040
Mortgage loan (Note 6)	71,004	83,924
	440,743	274,964
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	16,357,640	14,917,958
Contributed surplus	34,980	-
Deficit	(10,053,221)	(9,301,439)
	6,339,399	5,616,519
	$ 6,780,142	$ 5,891,483

Operations (Note 1)
Commitments (Note 15)
Subsequent events (Note 16)

Approved by the Board of Directors



Director

Director

GGL DIAMOND CORP.

Consolidated Statements of Operations and Deficit
Years Ended November 30, 2002 and 2001

	2002	2001
Administration costs		
Amortization	$ 1,468	$ 4,484
Consulting fees	90,437	29,000
Corporate relations	25,492	11,599
Interest expense	711	686
Legal and audit	34,823	55,089
Licences, taxes, insurance and fees	42,391	48,226
Office services and expenses	81,796	82,516
Shareholders' meetings and reports	15,693	29,509
Stock based compensation	34,980	-
Travel	18,644	3,154
Operating loss	(346,435)	(264,263)
Other income (expenses)		
Interest income	3,308	39,347
Part XII.6 tax expense (Note 12)	-	(34,693)
Loss on disposal of capital assets	(612)	-
Loss on sale of marketable securities	(161)	-
Write-off of exploration and mineral property costs	(407,882)	(290,810)
	(405,347)	(286,156)
Loss for the year	(751,782)	(550,419)
Deficit, beginning of year	(9,301,439)	(8,751,020)
Deficit, end of year	$ (10,053,221)	$ (9,301,439)
Loss per share - basic and diluted	$ (0.02)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted	46,883,735	40,261,597

GGL DIAMOND CORP.

Consolidated Statements of Cash Flows
Years Ended November 30, 2002 and 2001

		2002		2001
Cash flows from (used in) operating activities				
Loss for the year	$	(751,782)	$	(550,419)
Adjustment for items not involving cash:				
- amortization of capital assets		1,468		4,484
- stock based compensation		34,980		-
- loss on disposal of capital assets		612		-
- loss on sale of marketable securities		161		-
- write off of exploration and mineral property costs		407,882		290,810
		(306,679)		(255,125)
Change in non-cash working capital items:				
- sundry receivables		(56,621)		14,581
- prepaid expenses		(88,132)		(575)
- accounts payable and accrued liabilities		176,047		(20,570)
		(275,385)		(261,689)
Cash flows from (used in) financing activities				
Shares issued for cash, net of share issuance cost		1,147,472		310,624
Shares issued for cash - flow-through shares		292,210		1,432,551
Principal reduction of mortgage loan		(10,268)		(9,727)
		1,429,414		1,733,448
Cash flows from (used in) investing activities				
Mineral properties		(43,853)		(39,493)
Deferred exploration costs		(1,058,048)		(1,509,401)
Proceeds from sale of marketable securities		3,639		-
Purchase of capital assets		(8,814)		(12,448)
		(1,107,076)		(1,561,342)
Increase (decrease) in cash and cash equivalents		46,953		(89,583)
Cash and cash equivalents, beginning of year		132,459		222,042
Cash and cash equivalents, end of year	$	179,412	$	132,459
Supplementary cash flow information				
Cash paid for interest charges	$	7,494	$	8,177

1. Operations

The Company intends to continue its exploration programs, including Doyle Lake, which is funded substantially by De Beers Canada Exploration Inc. ("De Beers"). The Company's ability to continue its exploration programs is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing such additional sources of financing.

The Company is in the exploration stage and, on the basis of information to date, does not yet have economically recoverable reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent upon the existence of such reserves, the ability of the Company to obtain the necessary financing to develop the reserves and upon future profitable production.

The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. These procedures do not always guarantee the Company's title.

2. Change in Accounting Policies

(a) During the year, the Company adopted, on a prospective basis, the Canadian Institute of Chartered Accountants ("CICA") Handbook, Section 3870, Stock-based compensation and other stock-based payments. As permitted by the CICA Handbook, Section 3870, the Company has chosen not to recognize any compensation cost on the grant of stock options to its employees. Any consideration paid by employees on exercise of stock options is credited to capital stock. The Company is required to provide pro-forma information with regard to its net income as if the compensation cost for the Company's stock option plan had been determined in accordance with the fair value based method prescribed in the CICA Handbook, Section 3870.

For stock options awards granted to non-employees and all direct awards of stocks, the Company applies the fair value method. The fair value of stock options is determined by the *Black-Scholes Option Pricing Model* with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the options. The fair value of direct awards of stocks is determined by the quoted market price of the Company's stock.

The adoption of the new accounting policy has no cumulative effect on the prior year's financial statements.

2. Change in Accounting Policies (continued)

(b) Effective December 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount. Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year.

The adoption of the new standard has no effect on the calculation of the diluted earnings per share amount for the prior year as the effect of common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

3. Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its 86.8%-owned subsidiary Rio Sonora Resources Ltd. ("Rio Sonora") and its wholly-owned U.S. subsidiary, Gerle Gold (U.S.) Inc. Rio Sonora is presently inactive. All inter-company transactions and balances have been eliminated.

(b) Mineral Properties and Related Deferred Costs

The cost of mineral properties and the related exploration costs are deferred until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned. Management will also periodically determine where an exploration property is inactive and the value of such property may be impaired, whether the carrying values of the property should be written down, and the amount at which it should be carried.

The amounts shown for mineral property interests represent costs or deemed consideration, less write-offs, incurred to date, and do not necessarily reflect present or future values. The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the projects, and on future profitable production or proceeds from the disposition thereof.

3. Significant Accounting Policies (continued)

(b) Mineral Properties and Related Deferred Costs (continued)

Ownership in mineral property interests involves certain inherent risks due to the difficulties in determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership of its interests are in good standing.

(c) Property Option Agreement

From time to time, the Company may acquire or dispose of mineral properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(d) Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased.

(e) Capital Assets

Capital assets are carried at cost. Amortization of capital assets is provided on a declining-balance basis at the following annual rates:

Furniture and fixtures	20%
Exploration equipment	20%

The Yellowknife house is amortized on a straight-line basis over 25 years.

(f) Marketable Securities

Marketable securities are stated at the lower of cost or market value.

(g) Loss Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

3. Significant Accounting Policies (continued)

(h) Foreign Exchange Translation

The Company uses the temporal method for translating its U.S. operations from U.S. dollars to Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet dates. Income and expenses are translated at the rates prevailing at dates of the related transactions. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in income and expenses.

(i) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

(j) Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

4. Mineral Properties and Deferred Exploration Costs

	Balance November 30 2001	2002 property cost additions	2002 exploration cost additions	2002 written off	Balance November 30 2002
Diamond Venture - general exploration	$ -	$ -	$ 113,985	$(113,985)	$ -
Doyle Lake	705,705	-	381	-	706,086
Clinton	200,330	-	-	(200,330)	-
Fishback Lake and Dessert Lake	327,951	-	6,388	-	334,339
Murray	76,720	-	360	(77,080)	-
Hilltop	14,076	-	61	(14,137)	-
CH	1,776,001	43,853	947,620	(2,350)	2,765,124
Regional, NWT	41,944	-	-	-	41,944
Happy Creek	889,620	-	11,927	-	901,547
McConnell Creek and other	1,384,145	-	2,520	-	1,386,665
	$5,416,492	$43,853	$1,083,242	$(407,882)	$6,135,705

4. Mineral Properties and Deferred Exploration Costs (continued)

	Balance November 30 2001	2002 Additions	2002 written off	Balance November 30 2002
Mineral property costs	$ 468,569	$ 43,853	$ (18,885)	$ 493,537
Deferred exploration costs	4,947,923	1,083,242	(388,997)	5,642,168
	$5,416,492	$1,127,095	$(407,882)	$6,135,705

Exploration costs incurred during the year are as follows:

	2002	2001
Amortization	$ 25,194	$ 27,089
Chartered aircraft	275,349	270,558
Drilling, trenching, sampling	274,990	254,751
Licences and recording fees	38,692	9,505
Mortgage interest	6,783	7,491
Project supplies	92,038	228,637
Salaries and wages	120,748	114,556
Surveys	-	323,445
Technical and professional services	180,367	197,875
Transportation	69,081	102,583
	$1,083,242	$1,536,490

(a) Doyle Lake, Northwest Territories, Canada

Under an agreement (the De Beers Agreement) dated May 25, 1995, De Beers has earned a 60% interest in the Doyle Lake properties, which consist of 43 claims (52,688 acres), by completing exploration expenditures of $4,650,000. To November 30, 2002, De Beers has spent $6,458,597 (2001-$6,443,016) (see Note 13).

In addition, the Company holds 8 claims (13,559 acres) (2001 - 12 claims; 20,842 acres) in the Doyle Lake area that are not subject to the De Beers Agreement.

(b) Fishback Lake and Dessert Lake, Northwest Territories, Canada

The Company owns 33 claims (41,049 acres) (2001 - 40 claims; 51,603 acres).

(c) CH, Northwest Territories, Canada

The Company owns 118 claims (272,978 acres) (2001 – 108 claims; 253,675 acres), north-northeast of Yellowknife, acquired by staking in 2000, 2001 and 2002.

4. Mineral Properties and Deferred Exploration Costs (continued)

(d) Happy Creek, Nevada, U.S.A.

On June 1, 1985, the Company entered into an agreement through which it has the option to purchase an undivided 100% interest in certain mineral claims located in Humboldt County, Nevada (the Happy Creek property). The option purchase price is a 5% net smelter royalty, payable by advance minimum royalty payments of U.S. $50,000 on December 1 annually until U.S. $3,600,000 has been paid. Payments totalling U.S. $110,000 have been made. The royalty payment due December 1, 2002 was not paid but the agreement is in good standing as the vendor has not issued a default notice. Once issued, the Company has 30 days to cure the default. The Company has been advised that a default notice will not be issued

(e) McConnell Creek, British Columbia, Canada

The Company owns 4 mineral claims in the Omineca Mining Division of British Columbia.

5. Capital Assets

	2002		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	65,304	116,096
Exploration equipment	295,792	226,568	69,224
Office furniture and fixture	34,988	28,745	6,243
	$ 610,680	$ 320,617	$ 290,063

	2001		
	Cost	Accumulated amortization	Net book value
Yellowknife land	$ 98,500	$ -	$ 98,500
Yellowknife house	181,400	58,048	123,352
Exploration equipment	291,537	212,670	78,867
Office furniture and fixture	34,988	27,184	7,804
	$606,425	$297,902	$308,523

6. Mortgage Loan

	2002	2001
Mortgage loan bearing interest at 7.75% per annum, repayable in blended bi-weekly payments of principal and interest of $656, due January 1, 2005, secured by land and building	$ 83,924	$ 94,192
Less: Current portion	(12,920)	(10,268)
	$ 71,004	$ 83,924

Required blended payments on the loan are as follows:

Year ending November 30,	
2003	$ 17,061
2004	17,061
2005 (total due if mortgage is not renewed)	55,559
	89,681
Less: Interest	(5,757)
	83,924
Less: Current portion	(12,920)
	$ 71,004

The carrying amount of the mortgage loan approximates its fair market value. The mortgage was renewed subsequent to the year end at an interest rate of 5.1%, repayable in blended bi-weekly payments of principal and interest of $656, due January 1, 2005.

7. Share Capital

(a) Authorized: 250,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2000	33,684,025	$13,174,783
Private placement, net of share issuance costs of $23,143	1,637,332	262,457
Exercise of warrants	240,833	48,167
Issued pursuant to flow-through share agreements less share issuance costs of $11,449 and broker's commission	6,180,320	1,432,551
Balance, November 30, 2001	41,742,510	$14,917,958
Private placements, net of share issuance costs of $44,402	8,400,000	1,107,472
Exercise of warrants	200,000	40,000
Issued pursuant to flow-through share agreements less share issuance costs of $10,790	2,538,333	292,210
Balance, November 30, 2002	52,880,843	$16,357,640

(c) During the year ended November 30, 2002, the Company:

(i) Completed a private placement of 1,555,000 flow through shares at $0.10 per share and 425,000 non-flow through units at $0.10 per unit for gross proceeds of $155,500 and $42,500, respectively. The proceeds from the 1,555,000 flow through shares were spent on Canadian Exploration Expenses ("CEE"). Each non-flow through unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share during the first year at $0.15 per share and during the second year at $0.20 per share.

(ii) Completed a private placement of 983,333 flow through shares at $0.15 per share and 6,475,000 non-flow through units at $0.125 per unit for gross proceeds of $147,500 and $809,375, respectively. The proceeds from the 983,333 flow through shares were spent on CEE. Each non-flow through unit consisted of one common share and one common share purchase warrant entitling the holder to purchase one common share at $0.20 per share for two years.

7. **Share Capital** (continued)

(iii) Completed a private placement of 1,500,000 common shares at $0.20 per share for gross proceeds of $300,000 and paid a cash finders fee of $24,000.

(iv) Issued 200,000 common shares pursuant to the exercise of share purchase warrants at $0.20 per common share for gross proceeds of $40,000.

(v) Re-priced 1,100,000 share purchase warrants from $0.35 to $0.20 per share. 950,000 of these warrants expired unexercised on August 24, 2002.

(d) At November 30, 2002, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
400,000	$0.30	December 21, 2002
5,913,600	$0.30	December 29, 2002
440,000	$0.25	December 29, 2002
1,187,332	$0.30	September 4, 2003
125,000	$0.15 - $0.20	January 2, 2004
300,000	$0.15 - $0.20	January 16, 2004
620,000	$0.20	May 31, 2004
475,000	$0.20	June 24, 2004
5,380,000	$0.20	July 11, 2004
14,840,932		

Each warrant entitles the holder to acquire one common share of the Company.

8. **Stock Options**

On April 10, 2001, the Company's Board of Directors ("the Board") approved and adopted a Stock Option Plan ("the Plan"). The Plan was established as a compensation incentive to the directors, officers, employees and consultants to continue their involvement with the Company and to increase their efforts on the Company's behalf. The maximum number of shares reserved for issuance under the Plan is 8,101,035 common shares which amount represents 20% of the issued capital of the Company at the date of Board approval of the Plan, of which 4,457,500 shares are currently reserved for issue for stock options granted prior to the adoption of the Plan by the directors of the Company.

During the year, the Company's Board of Directors approved and granted 1,376,000 stock options to directors, employees and consultants of the Company. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. These options are vested over the period from July 18, 2002 to October 18, 2003 and expire on July 18, 2007. During the period, the Company recorded $34,980 of stock based compensation expenses for the stock options issued to the consultants.

8. Stock Options (continued)

Stock options outstanding as at November 30, 2002:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2001	4,482,500	$ 0.28
Granted	1,376,000	$ 0.20
Expired	(15,000)	$ 0.30
Options outstanding at November 30, 2002	5,843,500	$ 0.26

The weighted average fair value of the option granted during the year ended November 30, 2002 was $0.13

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.30	5,843,500	2.6	$0.26	5,117,375	$0.27

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted to an employee has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	November 30, 2002
Net (loss) for the year:	
- as reported	$ (751,782)
- pro-forma	(780,979)
Basic and diluted (loss) per share:	
- as reported	$(0.02)
- pro-forma	$(0.02)

9. Related Party Transactions

(a) During the year, the Company was billed $53,600 ($48,000 of which is included in accounts payable) by a director (2001–$72,550; $16,000 of which is included in accounts payable in 2001) for technical and professional services.

(b) See Note 15.

10. Income Taxes

(a) A reconciliation of the statutory tax rate to the effective tax rate for the Company is as follows:

	2002	2001
Statutory income tax rate	(44%)	(45%)
Tax loss not benefited	44%	45%
Effective tax rate	-	-

(b) As at November 30, 2002, the Company has non-capital losses, cumulative exploration, development and depletion expenses and undepreciated capital costs of approximately $1,300,000, $6,450,000 and $615,000, respectively, carried forward for tax purposes and are available to reduce taxable income of future years. The non-capital losses expire commencing in 2003 to 2009. The cumulative exploration and development expenses and undepreciated capital costs can be carried forward indefinitely.

(c) Exploration expenditures of $303,000 incurred during the year in connection with the issue of 2,538,333 flow-through shares (2001 - $1,438,224; 5,776,000 flow-through shares) are not eligible to the Company as a deduction for income tax purposes.

11. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the years ended November 30, 2002 and 2001.

The Company's total assets are segmented geographically as follows:

	2002	2001
Canada	$5,878,595	$5,001,863
United States	901,547	889,620
	$6,780,142	$5,891,483

12. Part XII.6 Tax Expense

During 2001, the Company incurred a tax expense on the monthly unspent balance of flow-through funds from the December, 2000 private placements. This Part XII.6 tax expense was calculated by multiplying the unspent CEE at the end of each month (starting with February, 2001) by the prescribed interest rate (divided by 12) set by Canada Customs and Revenue Agency. The prescribed interest rate between February 28 and June 30, 2001 was 8% and between July 1 and November 30, 2001 was 7%. All the flow-through funds were spent by November 30, 2001.

13. Legal Proceedings

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories [Note 4(a)], were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court has remitted the matter to the Minister for a redetermination de novo in accordance with the reasons for judgement at a date to be set.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003. The Tribunal expects to render its decision not later than the end of March 2003.

The LA 26-30 mineral claims are subject to the De Beers Agreement.

14. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, sundry receivable, marketable securities, accounts payable and accrued liabilities and mortgage loan. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

15. Commitments

(a) During the year, the Company entered into a three year operating lease agreement with respect to its office premises. The minimum payments required under the agreement are:

2003	$30,290
2004	30,290
2005	5,303
	$65,883

(b) Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2002. If the conditions precedent had been satisfied at November 30, 2002, the amount owing under the agreement would be $110,000.

16. Subsequent Events

Subsequent to November 30, 2002, the following occurred:

(a) 6,753,600 share purchase warrants expired unexercised.

(b) The Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid a cash finders fee of $80,000.

(c) See Note 6.

(d) See Note 13.

17. Comparative Figures

Certain 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2002.

GGL DIAMOND CORP.

CORPORATE INFORMATION

Head Office
904-675 West Hastings St.
Vancouver, BC, V6B 1N2
Telephone: (604) 688-0546
Fax: (604) 688-0378
Web site: http://www.ggldiamond.com

Board of Directors
John S. Auston
Nick DeMare
J. Haig deB. Farris
Raymond A. Hrkac
Timothe Huot
William Meyer
William Wolodarsky

Officers
John S. Auston, Chairman
Raymond A. Hrkac, President
Nick DeMare, Secretary

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, BC
V6C 3B9

Auditors
Ellis Foster
Chartered Accountants
1650 West 1st Avenue
Vancouver, BC
V6J 1G1

Barristers and Solicitors
Davis & Company
2800 Park Place
666 Burrard Street
Vancouver, BC
V6C 2Z7

Corporate Relations
Susan de Stein
(604) 684-3376
info@gerle.com

Listing information
TSX Venture Exchange
Tier 2
Symbol: GGL

GGL Diamond Corp. has an exemption under rule 12g3-2(b) of the U.S. Securities and Exchange Act.

Annual General Meeting
The Annual General Meeting of the Company will be held in the Gazebo II meeting room at the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, on Friday, May 23, 2003 at 10:30 am.

Exemption No. 82-1209

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of
Schedules B & C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GGL DIAMOND CORP.	November 30, 2002	03/04/05

ISSUER ADDRESS

#904, 675 WEST HASTINGS STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUSER TELEPHONE NO.
VANCOUVER	BC	V6B 1N2	(604)688-0378	(604)688-0546

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
RAYMOND A. HRKAC	PRESIDENT	(604)688-0546

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ggl@telus.net	www.ggldiamond.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond A. Hrkac"	Raymond A. Hrkac	03/04/
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"J. Haig deB. Farris"	J. Haig deB. Farris	03/04/

Schedule B – Supplementary Information

GGL DIAMOND CORP.

Quarterly Report For The Twelve Months Ended November 30, 2002

1. **Analysis of expenses and deferred costs:**

   For General and administrative expenses incurred during the period see Consolidated Statement of Operations and Deficit for November 30, 2002.

   For Deferred exploration costs incurred during the period see Note 4 Mineral Properties and Deferred Exploration Costs attached to the consolidated financial statements for November 30, 2002.

2. **Related party transactions:**

   Please see Note 9 related party transactions attached to the consolidated financial statements for November 30, 2002.

3. **Summary of securities issued and options granted during the period:**

(a) Securities issued during the period:

Issue Date	Type	Type of Issue	Number	Price	Total Proceeds	Consideration	Commis-sion
Jan. 02, 2002	Common Shares	Private Placement	125,000)	$0.10	$12,500	Cash	-
	Warrants		125,000)				
Jan. 02, 2002	Common Shares	Private Placement Flow through units	485,000	$0.10	$48,500	Cash	-
Jan. 16, 2002	Common Shares	Private Placement Flow-through units	1,070,000	$0.10	$107,000	Cash	-
Jan. 16, 2002	Common Shares	Private Placement	300,000)	$0.10	$30,000	Cash	-
	Warrants		300,000)				
May 31, 2002	Common Shares	Private Placement	620,000)	$0.125	$77,500	Cash	-
	Warrants		620,000)				
June 24, 2002	Common Shares	Private Placement	475,000)	$0.125	$59,375	Cash	-
	Warrants		475,000)				
June 24, 2002	Common Shares	Private Placement Flow-through shares	150,000	$0.15	$22,500	Cash	-
July 11, 2002	Common Shares	Private Placement	5,380,000)	$0.125	$672,500	Cash	-
	Warrants		5,380,000)				
July 11, 2002	Common Shares	Private Placement Flow through shares	833,333	$0.15	$124,999.95	Cash	-
Aug. 20, 2002	Common Shares	Exercise of warrants	100,000	$0.20	$20,000	Cash	-
Aug. 21, 2002	Common Shares	Exercise of warrants	50,000	$0.20	$10,000	Cash	-
Sept. 4, 2002	Common Shares	Exercise of warrants	50,000	$0.20	$10,000	Cash	-
Sept. 16, 2002	Common Shares	Private Placement	1,500,000	$0.20	$300,000	Cash	$24,000 finders fe

3. Summary of securities issued and options granted during the period (continued):

(b) Options were granted during the period:

Date Granted	Number	Type	Name	Exercise Price	Expiry Date
July 18, 2002	25,000	Director	Nick DeMare	$0.20	July 18, 2007
July 18, 2002	25,000	Director	J. Haig Farris	$0.20	July 18, 2007
July 18, 2002	25,000	Director	J.S. Auston	$0.20	July 18, 2007
July 18, 2002	25,000	Director	William Meyer	$0.20	July 18, 2007
July 18, 2002	25,000	Director	W. Wolodarsky	$0.20	July 18, 2007
July 18, 2002	40,000	Director & Consultant	J. Haig Farris	$0.20	July 18, 2007
July 18, 2002	100,000	Director, Officer, Employee	R.A. Hrkac	$0.20	July 18, 2007
July 18, 2002	750,000	Consultant	Consultant	$0.20	July 18, 2007
July 18, 2002	361,000	Employee	Employees	$0.20	July 18, 2007

4. As at the end of the period:

(a) and (b) Authorized and issued share capital at November 30, 2002:

			Issued	
Class	Par Value	Authorized	Number	Value
Common	No par value	250,000,000	52,880,843	$16,357,640

(c) Summary of options outstanding as at November 30, 2002:

Security	Number	Exercise Price	Expiry Date
Options	738,500	$0.30	Apr. 20, 2003
Options	1,685,000	$0.30	Mar. 5, 2004
Options	669,000	$0.25	June 29, 2005
Options	100,000	0.25	Aug. 8, 2005
Options	100,000	$0.30	Sept. 5, 2005
Options	120,000	$0.25	Nov. 14, 2005
Options	150,000	$0.30	Jan. 16, 2006
Options	600,000	$0.30	March 1, 2006
Options	305,000	$0.20	July 16, 2006
Options	1,376,000	$0.20	July 18, 2007
Total	5,843,500		

(c) Summary of warrants outstanding as at November 30, 2002:

Security	Number	**Exercise Price**	**Expiry Date**
Warrants	400,000	$0.30	December 21, 2002
Warrants	5,913,600	$0.30	December 29, 2002
Warrants	440,000	$0.25	December 29, 2002
Warrants	1,187,332	$0.30	September 4, 2003
Warrants	125,000	$0.15-$0.20	January 2, 2004
Warrants	300,000	$0.15-$0.20	January 16, 2004
Warrants	620,000	$0.20	May 31, 2004
Warrants	475,000	$0.20	June 24, 2004
Warrants	5,380,000	$0.20	July 11, 2004
TOTAL	**14,840,932**		

During the period 200,000 warrants at $0.20 per share were exercised and 1,367,000 warrants expired unexercised.

(d) There are no escrowed or pooled shares.

5. Directors: Raymond A. Hrkac, J. Haig Farris, Nick DeMare, W. Wolodarsky, William Meyer, John S. Auston, R. Timothe Huot (as of February 6, 2003)

Senior Officers: Raymond A. Hrkac, President
Nick DeMare, Corporate Secretary

GGL DIAMOND CORP.

Quarterly Report For The Twelve Months Ended November 30, 2002

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. The Company was engaged in a variety of exploration projects, representing primarily gold and porphyry copper-gold prospects. In 1992, the company began diamond exploration on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, and De Beers Canada Exploration Inc. (formerly Monopros Limited)("De Beers") on five project areas, of these, one, the Doyle Project with De Beers is still in progress.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The highlights of this reporting period are, the discovery by drilling of a cluster of three kimberlites 40 km SSW of the Ekati Diamond Mine on the Company's 100% owned Seahorse claims, and the completion of the most extensive exploration program undertaken by the Company on its wholly owned claims. The latter, the third of the yearly exploration programs, is expected to focus our kimberlite drill targets for 2003 while exploring new areas for drilling in 2004.

The three kimberlites appear to be irregular pipe-like intrusions that model plus or minus one hectare however further drilling is required to delineate the actual size of each pipe. A piece of drill core was examined by Roger H. Mitchell FRSC, D.Sc., Ph.D., Consulting Petrologist and identified as a hypabyssal spinel phlogopite serpentine kimberlite.

Drill core from each of the three kimberlites, sample sizes of 163.75 kg, 97.15 kg and 78.5 kg, were sent to Saskatchewan Research Council for diamond analysis; no diamonds were recovered. The above sample sizes are often but not always sufficient to determine the presence of diamonds and the Company may decide to undertake additional drilling at some future date.

2002 Sampling Program

Heavy Mineral sampling for kimberlite indicator minerals during 2000 and 2001 identified a number of potential indicator mineral trains on the Seahorse, Starfish, Mackay, Winter Lake North and Courageous claims within the CH Project Area south and west of Lac de Gras. This season follow-up indicator mineral sampling was completed on the Seahorse (161 samples), Starfish (261 samples), Mackay (49 samples), Winter Lake North (128 samples), and new sampling was completed on Winter Lake South (89 samples) and the G Claims (152 samples) the objective being to identify the kimberlite sources of the indicator mineral trains.

A total of 874 heavy mineral samples and 971 soil samples were collected including the above areas and elsewhere in the Slave Craton of the Northwest Territories, Canada. In addition, several ground geophysical surveys, geophysical anomaly ground checks and surficial mapping were completed over portions of the claims.

2002 Drill Program

Four geophysical targets were drilled for a total of 1150 metres. One target was drilled on the G Claims and three, the three kimberlites, on the Seahorse claims.

Future Programs

The Company's future plans will be directed by the results of the work completed in 2002. Results from the heavy mineral samples are expected over the period of November, 2002 to May, 2003. Soil sample results have now been received and are being evaluated. To date the northwest portion of the Courageous claims have exceptionally strong soil sample signatures for an ultrabasic rock, possibly kimberlite and heavy mineral samples from the Zip claims of the Winter North Property have been analyzed. The 23 samples from the Zip claims yielded excellent results, with kimberlite pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G-10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous.

The Company has a number of geophysical targets, some with indicator mineral support, selected for drilling. These will be re-evaluated on the basis of results from this year's work. Geophysical surveys both ground and airborne are planned for the early winter of 2003. The results from the remaining indicator mineral samples yet to be received will dictate the location and number of samples to be taken during the summer of 2003.

Doyle Lake LA 1-25 Mineral Claim

This property adjoins the Mountain Province claims approximately 275 kilometres ENE of Yellowknife. De Beers has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest).

Results from 136 glacial sediment samples taken in 2001 have now been reported. Two samples in the Squiggly Lake indicator dispersion train (formerly named the Ken (Carl) Hicks train) contain counts of ten and three garnets and were followed up with 32 samples this year. In addition, one sample in the east portion of the claims, containing four garnets was followed up with 16 samples. Results are pending.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister for redetermination de novo in accordance with the reasons for judgement at a date to be set.

In 2002, the Minister appointed a Tribunal. The Tribunal requested and received the Applicants' brief (November 30, 2002) and the Company's reply (December 20, 2002). The Applicants submitted their final response to the Tribunal before February 7, 2003. An oral hearing before the Tribunal was held as scheduled on February 24, 2003. The Tribunal has advised the Company can expect its decision in April 2003.

The LA 26-30 claims are subject to the De Beers Agreement.

Exploration and General and Administrative Expenditures

As at November 30, 2002, the Company had incurred exploration costs on mineral properties of $1,083,242 (chartered aircraft $275,349; drilling, trenching and sampling $274,990; licences and recording fees $38,692; salaries and wages $120,748; technical and professional services $180,367; transportation $69,081 and project supplies of $92,038). Exploration costs for 2002 are 29% lower than 2001 ($1,536,490).
On a per project basis, the Company spent the $1,083,242 exploration costs as follows: $113,985 on the Diamond Venture, $61 on the Hilltop property, $381 on the Doyle Lake property, $6,388 on Fishback and Dessert Lake properties, $947,620 on the CH project, $11,927 on the Happy Creek Gold/Silver Property and $2,520 on McConnell Creek and other.

The Company reported a net loss of $751,782 for the period ended November 30, 2002 compared to a net loss of $550,419 for the period ended November 30, 2001(an increase of 36.5% from 2001 to 2002). General administration expenses for the period ended November 30, 2002 were $346,435 compared to $264,263 for the period ended November 30, 2001 (an increase of 36.98% from 2001 to 2002). The increase in general administration expenses was primarily due to an increase in consulting fees (2002 - $90,437; 2001 - $29,000), corporate relations (2002 – $25,492; 2001 - $11,599), travel (2002 - $18,644; 2001 - $3,154) and the recording of stock based compensation (2002 - $34,980, 2001 - $NIL).

Revenue for the period ended November 30, 2002 was $3,308 consisting of interest income compared with $39,347 for the period ended November 30, 2001.

Acquisition and Disposition of Resource Properties and Write offs

During the winter of 2001-2002, the Company staked 26 more claims in the CH Project area. The Company now has a 100% interest in 118 claims in the CH project area.

The write off of exploration and mineral property costs for the period ended November 30, 2002 was composed of $93,899 Diamond Venture general exploration.

Related Party Transactions

During the twelve months ended November 30, 2002, the Company was billed $53,600 ($48,000 of which is included in accounts payable) by one director (November 30, 2001 – $72,550; $16,000 of which is included in accounts payable) for consulting fees and technical and professional services. The fees for the period ended November 30, 2002 are recorded as follows in the financial statements: $48,000 in Consulting fees and $5,600 as Technical and professional services on the Exploration costs schedule included as part of Note 4 – Mineral Properties and Deferred Exploration Costs in the Notes to the Consolidated Financial Statements. As at November 30, 2002, the Company has accrued $64,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" below.

Commitments

During the period ended November 30, 2002, the Company entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.
Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of November 30, 2002. If the conditions precedent had been satisfied at November 30, 2002, the amount owing under the agreement would be $110,000 in addition to the $64,000 accrued.

Financial Condition and Liquidity

The Company had a working deficit at November 30, 2002 of $15,365 compared with a working deficit of $24,572 as at November 30, 2001. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital.
As at November 30, 2002 the Company had $71,004 of long-term debt (mortgage loan) outstanding, a decrease of 15.39% from November 30, 2001.

For the period ended November 30, 2002, the Company experienced a negative cash flow of $306,679 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as consulting fees, corporate relations, travel, and the recording of stock based compensation expense. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended November 30, 2002, the Company completed three private placements which included flow through and non-flow through units and common shares for combined gross proceeds of $1,454,874.95, issued 200,000 common shares pursuant to the exercise of warrants, granted 1,376,000 stock options and repriced 1,100,000 share purchase warrants from $0.35 to $0.20 per share. See Note 7 – Share Capital and Note 8 – Stock Options in the Notes to the Consolidated Financial Statements for November 30, 2002.

Financial Condition and Liquidity (continued)

The Company's cash position as at November 30, 2002 was $179,412. The increase in cash position compared to November 30, 2001 was due principally to the completion of three private placements. See Note 7 – Share Capital in the Notes to the Consolidated Financial Statements.

As at November 30, 2002, the Company has spent all of the flow through funds raised for Canadian Exploration Expenses.

Investor Relations Arrangements

The Company provides information packages to investors; the package consists of materials filed with regulatory authorities. Corporate relations are handled by Susan de Stein, who answers investor and shareholder inquiries and other communications activities. The amount billed by Ms. de Stein's company for the period ended November 30, 2002 was $4.780.31 (a decrease of 16.79% from November 30, 2001), which includes the reimbursement of expenses incurred. The Company updates its web site (www.ggldiamond.com) on a continuous basis.

Subsequent Events

Subsequent to November 30, 2002:

(a) the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid a finders fee of $80,000.

(b) 6,753,600 share purchase warrants expired unexercised.

(c) See Legal Proceedings Section.

(d) The Company renewed the mortgage at an interest rate of 5.1% repayable in blended bi-weekly payments of principal and interest of $656 due January 1, 2005.

Exemption No. 82-120

GGL DIAMOND CORP.

ANNUAL INFORMATION FORM

2002

Dated April 17, 2003

GGL DIAMOND CORP.
ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Page

PRELIMINARY NOTES

Incorporated by reference into this Annual Information Form ("AIF") are the audited consolidated financial statements of GGL Diamond Corp. for the financial years ended November 30, 2002 and 2001. All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

All information in this AIF is as of November 30, 2002 unless otherwise indicated.

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

GGL Diamond Corp. (the "Company") was incorporated on May 25, 1981 under the name "No. 51 Dynamic Endeavours Inc." pursuant to the *Company Act* (British Columbia) and subsequently changed its name to "Gerle Gold Ltd." and adopted an Altered Memorandum effective June 12, 1981. On June 13, 2000 it changed its name to "GGL Diamond Corp." and adopted an Altered Memorandum. The Company was registered in the Northwest Territories on September 2, 1992.

2.2 Intercorporate Relationships

The Company has one active subsidiary, Gerle Gold (U.S.) Inc. ("Gerle U.S."), which was incorporated under the laws of the State of Nevada on January 17, 1984, and which is wholly owned.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

Summary of the Company's Activities

The Company is a mineral exploration company and has been engaged in the acquisition, exploration and development of mineral properties in North America since 1981. For most of the 1980s, the Company was engaged in a variety of exploration projects in locations in North America, representing primarily gold and porphyry copper-gold prospects. In 1992, the Company began diamond exploration on the Slave Craton in the Northwest Territories, an effort that has become the Company's primary exploration focus. The Company's properties are currently in the exploration stage. The main focus of the Company's current activities is the CH Project Area, in particular the Seahorse, Courageous and Mackay Lake properties, located 25, 50 and 75 kilometres respectively south- westerly of the Ekati Diamond Mine. Other properties in the CH Project Area are in a less advanced stage of exploration and include the G1, 2, and 3; Starfish; Winter Lake North and Winter Lake South claim groups. See Item 4.3, "Mineral Projects" below.

3.1 Three Year History

2002

During 2002, the Company continued its exploration for diamonds on the Slave Craton of the Northwest Territories, Canada.

A total of 874 heavy mineral samples were collected and sent for processing to determine their kimberlite indicator mineral content. The samples were taken on the Company's wholly owned properties namely, Seahorse (161 samples), MacKay (49 samples), Starfish (261 samples), Winter Lake North (128 samples), Winter Lake South (89 samples), the G claims (152 samples), all in the CH Project Area. Seven samples were taken in the Fishback Area, northwest of Yellowknife and 27 samples taken for general exploration. In addition a total of 971 soil samples and 46 lake sediment samples were collected from the above properties.

Results are pending except for 23 heavy mineral samples taken from the ZIP claims of the Winter Lake North Property. These 23 samples yielded excellent results, with kimberlite pyrope garnets per sample ranging from a low of seven to a high of 251 pyrope garnets. Analysis has confirmed that kimberlitic chrome-diopside and olivine grains occur with the pyropes. The pyrope composition graph of G-10/G-9 garnets indicates the kimberlite source related to these minerals is most likely to be diamondiferous.

Ground geophysical surveys were conducted on the Seahorse property in 2002 and a winter program of ground geophysical surveys on the CH Project Area is now in progress.

During 2002 a geophysical target was drilled on the G claims and three geophysical targets drilled on the Seahorse Property. The three targets on the Seahorse Property all proved to be kimberlite pipes, however no diamonds were found in the samples sent for processing.

In conjunction with the heavy mineral sampling, regional mapping of the surficial geology was undertaken and ground checks of airborne geophysical anomalies.

At the Doyle Lake Project area, De Beers Canada Exploration Inc. ("De Beers") the project operator (the Company has a 40% carried interest) reported on the results of 136 heavy mineral samples taken in 2001. Two samples in the Squiggly Lake indicator dispersion train (Hicks train) contained counts of ten and three garnets and were followed up with 32 samples taken in 2002. In addition, one sample in the east portion of the claims, containing four garnets was followed up with 16 samples. Results are pending.

In regards to the LA 26-30 claims, part of the Doyle Lake Project and subject to the De Beers Agreement, the Tribunal appointed to hear the matter held a hearing on February 24th , 2003 and have since advised the Company that a decision will be rendered in April 2003. (See page 17, Legal Proceedings)

During 2002, the Company acquired by staking 26 claims, 59,006.75 acres, in the CH Project area.

During the 2002, the Company issued a total of 11,138,333 common shares by way of private placement and exercise of warrants for gross proceeds of $1,494,874.

2001

During 2001, the Company was active in the exploration for diamonds on the Slave Craton of the Northwest Territories, Canada.

A total of 5,090.7 line kilometres, at 50 metre spacing, of helicopter geophysical magnetic and LM surveys were completed by Fugro Airborne Surveys Corp. over portions of the Seahorse, Courageous and Mackay Lake claim areas; all part of the CH Project claims south and west of Lac de Gras. Six diamond drill holes, a total of 1,153 metres, were drilled between March and September, to test one target at Seahorse, four targets at Courageous and one at Mackay. This drilling did not locate the source of the kimberlite indicator minerals in these areas.

During July and September, 368 heavy mineral samples were collected for kimberlite indicators based on results from previous sampling. These samples were taken at Mackay, Courageous, Seahorse, Starfish and Winter Lake North claim areas. After analysis, samples from all five areas were found to contain kimberlite indicator minerals.

On the AJ claim, 150 km northwest of Yellowknife, and part of the Fishback Project Area, one drill hole 292.6 metres in length was drilled to test a magnetic anomaly; a basic dyke was intersected.

At the Doyle Lake Project area, De Beers, the project operator (the Company has a 40% carried interest) completed a program of nine vertical drill holes to test ground penetrating radar targets within a strong kimberlite indicator mineral train, without success. De Beers continued exploration by collecting 136 indicator mineral samples in August/September 2001.

During 2001, the Company issued 8,058,485 common shares by way of private placement and exercise of warrants for gross proceeds of $1,777,767. Of these common shares, 404,320 were issued as broker's commission.

During 2001, the Company acquired by staking 19 claims, 39,617.4 acres, in the CH Project Area.

The Board of Directors of the Company approved the adoption of a shareholder rights plan ("Rights Plan") and the shareholder rights plan agreement (the "Rights Agreement") dated April 10, 2001 between the Company and Computershare Trust Company of Canada. The Rights Plan became effective upon the Company entering into the Rights Agreement on April 10, 2001 and it was approved by a majority of the votes cast by the independent shareholders of the

Company at the annual and extraordinary general meeting of the Company held on May 25, 2001. At that meeting, the authorized capital of the Company was increased to 250,000,000 common shares.

2000

During 2000, the Company began to utilize its extensive computerized data set to select areas within the Slave Craton of the Northwest Territories for land acquisition and diamond exploration. New staking this year when combined with existing claims brought the 100% ownership position of the Company to over 350,000 acres.

During the field season from July through October 2000, the Company collected 746 indicator mineral samples within the south and central portions of the Slave Craton, the majority of which were collected from the recently staked claims of the CH Project area. The results of the sampling on the CH claims contained a high proportion of kimberlitic indicators including G-9 and G-10 garnets, and the morphology of many of the grains suggested that they were from local sources.

In addition to the sampling, ground geophysical surveys were completed over local areas within the Mackay, Courageous and Seahorse claims of the CH Project Area and on the AJ claim of the Fishback Project area.

At the Doyle Lake Project, De Beers, 60% owner and operator of the Project, conducted geophysical ground surveys, collected 309 surficial sediment samples, and drilled three geophysical targets, no kimberlite was found.

During 2000, the Company also:

(a) acquired a 100% interest in 57 claims formerly included in Slave Diamond Syndicate as a result of three members of the syndicate forfeiting their interest (totaling 60%) in the syndicate's claims leaving the Company with a 100% interest. These claims contain approximately 72,212 acres, in the Fishback Lake and Dessert Lake areas, to the northwest and southwest of Yellowknife. Eight additional Fishback claims were staked in 2000;

(b) acquired a 100% interest by staking of the 86 CH claims containing 206,292.23 acres, in the central portion of the Slave Craton south and west of Lac de Gras; and

(c) acquired by staking of three Hill claims containing 4,712.65 acres in the Hilltop area located south of the Snap Lake Kimberlite.

During 2000, the Company issued 7,164,667 common shares by way of private placements and exercise of warrants and stock options to raise gross proceeds of $1,465,150.

On June 13, 2000, the Company changed its name from Gerle Gold Ltd., to GGL Diamond Corp. and adopted an Altered Memorandum. The Company also increased its authorized capital from 50,000,000 to 100,000,000 common shares.

3.2 Significant Acquisitions and Significant Dispositions

During the financial years ended November 30, 2002 and 2001, the Company had no significant acquisitions. The value to the Company of new claims acquired by staking remains to be determined.

3.3 Trends

The Company is in the business of acquiring and exploring mineral resource properties. The Company's financial success is dependent upon the discovery of properties which could be economically viable to develop. Such development could take years to complete and the resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control, such as the market value of the products produced. See item 6.1 "General" for particulars of events identified by management which could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Company is in the business of acquiring and exploring mineral resource properties, which business is effected by competitive conditions. The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in mineral markets, goods and services, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production. Diamond exploration and development is unique in the mining industry in that diamonds are substantially more difficult and expensive to find and develop than other commodities. The valuation of rough diamonds requires specialized experience and knowledge and the distribution and sale is limited to established diamond houses and brand names for either the diamonds or jewellery retail outlets. See 6.1 "General" for particulars of events identified by management which could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Expenditure on Exploration and Development

The Company's properties are in the exploration stage. For the year ended November 30, 2002, the Company spent $1,083,242 in exploration expenditures on resource properties. Of this amount $113,985 was spent on the Diamond Ventures, $381 was spent on the Doyle Lake Area properties, $6,388 was spent on the Fishback and Dessert Lake properties, $947,620 on the CH claims, $61 on the Hilltop, $11,927 on the Happy Creek Gold/Silver Property and $2,520 on the McConnell Creek and general exploration.

For the year ended November 30, 2001, the Company spent $1,536,490 in exploration expenditures on resource properties. Of this amount $109,342 was spent on the Diamond Ventures, $75,949 was spent on the Doyle Lake Area Properties, $108,926 was spent on Fishback and Dessert Lake properties, $17,216 was spent on the Murray, $1,152 was spent on the Hilltop, $1,207,602 was spent on the CH claims, $1,152 was spent on Regional NWT, $518 was spent on Happy Creek Gold/Silver Property and $14,297 was spent on the McConnell Creek and general exploration.

Competitive Conditions

The Company competes with other mining companies for the acquisition of mineral claims and other mining interests as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold and other resource acquisition opportunities and as a result, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

Environmental Protection Requirements

The Company conducts exploration and development activities in the Northwest Territories, Nevada and British Columbia. Such activities are subject to various laws, rules and regulations governing the protection of the environment. The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation. The Company is engaged in exploration with nil to minimal environmental impact.

Employees

The total number of employees (including dependent contractors) of the Company as at the date hereof is two. The Company also engages independent contractors and consultants from time to time to supply work on specific properties and for administrative and accounting services as required.

General

There has been no bankruptcy, receivership or similar proceedings against the Company or its subsidiary, or any voluntary bankruptcy, receivership or similar proceedings by the Company or its subsidiary within the three years ended November 30, 2002. In addition, there has been no material reorganization of the Company or its subsidiary within the three years ended November 30, 2002.

4.2 Asset – Backed Securities

Not applicable.

4.3 Mineral Projects

A. Principal Property: CH Project Area, NWT

The Company has retained T. E. Lisle, P. Eng. of B.C., to prepare a report dated April 15, 2002 of the work completed on the **Courageous, Mackay** and **Seahorse** Properties (located in the CH Project area, NWT) together with recommendations. The following information in respect of the aforementioned Properties has been derived from; (i) the Report; and (ii) internal reports and documents prepared by the Company with respect to the results of its 2000 and 2001 exploration programs. The Report was filed with the British Columbia and Alberta Securities Commissions with the Annual Information Form of the Company dated April 23, 2002 and is available on the SEDAR website (www.sedar.com).

Property Description and Location

The Courageous property contains 45,064.63 acres and consists of the CH 10 to 27 mineral claims, it is located 246 kilometres northeast of Yellowknife, NWT, and six kilometres southwest of the southernmost lobe of Lac de Gras. The Mackay property contains 8,587.7 acres and consists of the CAQ 15 to 18 mineral claims, it is located 16 kilometres southwest of the Courageous property and is on the north shore of the westerly end of Mackay Lake. The Seahorse property contains 73,859.5 acres and consists of the CH 2 to 9, CH 53, CH 70 to 86, Shoe 1 to 4 and Bone 1 mineral claims, it is located nine kilometres north of the Courageous property and five kilometres southwest of the southwest end of Lac de Gras. The particulars of the claims are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
Courageous		
CH 10 [1]	F68821	April 6, 2002
CH 11 [1]	F68822	April 6, 2002
CH 12 [1]	F68823	April 6, 2002
CH 13 [1]	F68824	April 6, 2002
CH 14 [1]	F68825	April 6, 2002
CH 15 [1]	F68826	April 6, 2002
CH 16 [1]	F68827	April 6, 2002
CH 17 [1]	F68828	April 6, 2002
CH 18 [1]	F68829	April 6, 2002
CH 19 [1]	F68830	April 6, 2002
CH 20 [1]	F68831	April 6, 2002
CH 21 [1]	F68832	April 6, 2002
CH 22 [1]	F68833	April 6, 2002

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
CH 23 (1)	F68834	April 6, 2002
CH 24 (1)	F68835	April 6, 2002
CH 25 (1)	F68836	April 6, 2002
CH 26 (1)	F68837	April 6, 2002
CH 27 (1)	F68838	April 6, 2002
Mackay		
CAQ15 (1)	F71318	April 4, 2003
CAQ16 (1)	F71319	April 4, 2003
CAQ17 (1)	F71320	April 4, 2003
CAQ18 (1)	F71321	April 4, 2003
Seahorse		
CH2 (1)	F68813	April 6, 2002
CH3 (1)	F68814	April 6, 2002
CH4 (1)	F68815	April 6, 2002
CH5 (1)	F68816	April 6, 2002
CH6 (1)	F68817	April 6, 2002
CH7 (1)	F68818	April 6, 2002
CH8 (1)	F68819	April 6, 2002
CH9 (1)	F68820	April 6, 2002
CH53 (1)	F67477	August 2, 2002
CH70 (2)	F70217	September 7, 2002
CH71 (2)	F70218	September 7, 2002
CH72 (1)	F70219	September 7, 2002
CH73 (1)	F70220	September 7, 2002
CH74 (1)	F70221	September 7, 2002
CH75 (1)(2)	F70222	September 7, 2002
CH76 (2)	F70223	September 7, 2002
CH77 (2	F70224	September 7, 2002
CH78 (1)(2	F70225	September 7, 2002
CH 79 (1)	F70226	September 7, 2002
CH80 (1)(2)	F70227	September 7, 2002
CH 81 (1)	F70228	September 7, 2002
CH 82 (2)	F70229	September 7, 2002
CH 83 (2)	F70230	September 7, 2002
CH 84 (2)	F70231	September 7, 2002
CH 85 (2)	F70232	September 7, 2002
CH 86 (2)	F70233	September 7, 2002
SHOE 1	F76460	June 10, 2004
SHOE 2	F76461	June 10, 2004
SHOE 3	F76462	June 10, 2004
SHOE 4	F76463	June 10, 2004
BONE 1	F76459	June 10, 2004

Notes:
(1) Assessment work filed May, 2002 to advance expiry date.
(2) Assessment work filed December, 2002 to advance expiry date.

GGL Diamond Corp. owns a 100% interest in the mineral claims that comprise the Courageous, Mackay and Seahorse properties. The claims are filed at the Mining Recorders Office in Yellowknife and are held under the Canada Mining Regulations administered by Indian and Northern Affairs, Canada. To maintain claims in good standing, titleholders are required to perform annual exploration work on the claims equal to $2.00/acre. The work is carried out under Land Use

Permits and surface rights are regulated under the Canada Mining Regulations. The Company is registered in the NWT and maintains a licence to stake, hold and work mineral claims.

There are no royalties, overrides, back-in rights, payments or other agreements or encumbrances to which the above properties are subject.

All environmental liabilities are governed by the Land Use Permits and all work is subject to inspections, the Company is aware of and complies with all the environmental obligations.

Except for the three kimberlites discovered on the Seahorse Property in 2002, there are no known kimberlite bodies, mineral resources or reserves, mine workings, tailing ponds, waste deposits, important natural features nor improvements on the properties.

Land Use Permits must be acquired to conduct the work proposed for the properties, permits have been applied for or obtained for the CH Project Area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the properties is by fixed wing or helicopter from Yellowknife, the nearest population centre approximately 250 kilometres to the southwest. The area experiences severe winter conditions, lakes are frozen from mid-October to June, much of the field work takes place in the snow free period from July to early October, although geophysical surveys both ground and airborne and drilling are often also completed during the winter and early spring.

The completion and operation of the Ekati Diamond Mine, in an area comparable in all respects to the area of the properties, demonstrates that all the requirements for diamond mining can be met. The properties cover undulating glaciated terrain north of the tree line with elevations commonly between 400 and 500 metres above sea level. The terrain is marked by tundra grasses, low brush in the drainage areas and rarely small scrubby spruce. Lakes and peat bogs are common, drainage is poorly developed and glacial features mark the landscape.

History

The properties were staked by the Company in the years 2000 and 2001. The prior history of the properties were compiled from assessment reports filed in the NWT.

Courageous

In 1991 Monopros collected 145 till samples, completed a Geoterrex airborne geophysical survey at 250 m line spacing, the CH 15 claim was covered in this work. In 1992, Winspear Ltd. collected 55 till samples, carried out a Dighem Airborne survey at 200 m line spacing, completed a limited ground survey, and drilled three holes on the southern section of the Courageous property. Between 1991 and 1996 the CH 10-14 claim area was included in both a Kennecott program and a Monopros program that included 51 till samples and a Geoterrex airborne geophysical survey at 250 m line spacing and a Dighem survey at 150 m line spacing.

Mackay

In 1992 Geomaque and Kennecott collected 6 till samples and flew a high level airborne Geoterrex survey at 200 m line spacing.

Seahorse

Between 1991 and 1996, the claim area was included in a large area explored by Kennecott and Monopros. The work included 250 m line spaced Geoterrex airborne geophysical surveys, 150 m line spacing Dighem airborne surveys and till sampling.

Geological Setting

The world's producing kimberlite diamond mines are limited to ancient terrain which represent stable pre-Cambrian cratons (very old immobile portions of the earth's crust) with ages in excess of 2.5 billion years. The Slave Province has been known for some time to be a classic cratonic block. Now after the discovery of approximately 300 kimberlite pipes and a producing diamond mine, the Slave Craton is recognized as a classic diamond-bearing kimberlite craton similar to the cratons of Africa and Russia.

The properties under discussion lie within the central portion of the Slave Craton which is some 400 by 600 kilometres in size. The area of the claims is underlain by an assemblage of Archean intrusive rocks, and by metasedimentary and metavolcanic rocks of the Yellowknife Supergroup. All of the older rocks are intruded by swarms of diabase dykes, and cut by both regional and local faults and fractures; in some cases these structures appear to control the emplacement of kimberlites. Much of the bedrock in the claim areas is covered by glacial deposits of till up to 10 metres thick.

Exploration

Work Program	Mackay	Courageous	Seahorse
Till Samples (Includes Regional samples at Mackay)	109/76 [(1)]	356	238
Soil Samples Analyzed	27	336	229
Ground Magnetic and Bathymetric surveys	1	4	9
Airborne Magnetic/Electromagnetic surveys Km	272.40	1220.40	3597.90
Drill Holes Number/metres	1/327	4/674.81	1/151.18
Seismic Survey	None	None	1
Anomaly Ground and Air checks	6	42	106

Note:
[(1)] 109 samples of which 76 samples are pertinent to the Mackay property.

Survey Results (see section 8. Sampling and Analysis below)

At the Courageous property, 356 till samples were taken and processed resulting in 523 kimberlite indicator minerals (KIM) consisting of 469 garnets, 44 chrome diopsides, 2 spinels and 8 olivines.

At the Mackay property, 46 till and beach samples were taken from the claims and 30 regional samples taken down ice of the claims. The 76 samples yielded 207 KIM consisting of 175 garnets, 16 chrome diopsides, 6 spinels and 10 olivines.

At the Seahorse property, 238 till samples were taken and processed resulting in 381 KIM consisting of 326 garnets, 1 ilmenite, 36 chrome diopsides, 5 spinels and 13 olivines.

Garnets are the most widely used and definitive KIM, the chemical composition of G-9 and G-10 pyrope garnet defines them as kimberlitic and the G-10 can only be produced at the same temperature and pressure that produce diamonds. When these are found and no known source exists to explain them they become a powerful exploration tool, when they occur in a distinct linear trend, called a train, the location of the source kimberlite can often be localized. Morphology, the shape and surface texture of the KIM grains, can be used to estimate the distance from the source kimberlite, but only in a general sense.

Soil samples are not in common use for kimberlite exploration but have been used by the Geological Survey of Canada. Soil samples were taken at till sample locations on each of the three properties. A few positive soil sample results were obtained at the Courageous and Seahorse properties and these areas are being considered for additional sampling.

A detailed, 50 metre line spacing, airborne helicopter geophysical magnetic and EM survey was flown by Fugro Airborne Surveys Corp. (Fugro). The airborne surveys were targeted on areas of each of the three properties where preliminary till sample and background data had shown encouraging results. Kimberlites commonly, but not always, have a magnetic and or electromagnetic signature that may be distinct or vague. Airborne surveys of this type in the geological setting of the Slave Craton produce a large number of anomalies, which for the most part are not related to kimberlites. Fugro provides their clients with interpretive data to aid in the selection process. Selected anomalies are examined in the field, those that have bedrock exposure can be quickly evaluated, while those that lie in lakes, swamps, or covered by till remain potential targets for kimberlites.

Interpretation

Courageous

Intrusive rocks that are reasonably well outlined by magnetic surveys underlie the eastern section of the property. The western section of the property, is underlain by a metamorphic assemblage of metagreywacke and argillite, intruded by diabase dykes. Some of the argillaceous horizons are graphitic, and some contain pyrrhotite and pyrite. Both of these factors contribute to a large number of geophysical anomalies in the area adding complexity to the data set. At least two geophysical targets, supported by KIM in the area, are ready for ground geophysical surveys, while interpretation of the airborne data continues.

An analyses of sample data including type, chemistry, grain morphology and surficial geology indicates that there are six areas with indicator mineral counts that require better definition. Included in these is a indicator mineral train in the CH 17-18 claim area that may be sufficiently defined for target selection, as is an area at CH 23-24 mineral claims. There are also a number of other areas in the claims that the current sample pattern does not adequately test and additional sampling will be required.

Mackay

Granitic rocks underlie most of the land portion of the property, with local evidence of metamorphic rocks. The geophysical survey shows a number of magnetic and or electromagnetic anomalies, in lakes or swamps, that may be significant and should be defined by ground geophysics.

KIM from beach and till samples are clustered around a bay in Mackay Lake. At certain times of the year the beach is coated with heavy minerals including KIM, the source of these may be in the till adjacent to the beach, or from a source in the bay or the lake itself. Several consultants have examined the data and consider it most likely that the source is local. A program of ground geophysics and additional sampling should aid in the interpretation.

Seahorse

The western part of the property is underlain by granitic, metavolcanic, and metasedimentary rocks, and the eastern part by metasedimentary rocks. From the geophysical survey, seven high priority targets and six medium priority targets have been located. These targets are being considered for ground geophysics and/or drilling.

A KIM train extending from the west boundary of the claims through the central claim area may be coming from several sources. The area of interest is marked by a G-10 ratio cut off, coarse garnet cut off, kelyphytic rim cut off, chrome diopside and magmatic texture cut off, and contains one high priority and two medium priority geophysical targets. In the northwest corner of the property a poorly defined train appears to end near a medium priority geophysical target. There are other areas within the property including linear trends that because of sample density do not have the same significance as the above. With further work, these zones could develop into important targets.

The airborne geophysical survey was carried out by Fugro one of the world's largest geophysical companies. Whytecliff Geophysics Ltd. of Vancouver, B.C. carried out an experimental seismic survey over a lake on the Seahorse CH 2 mineral claim. Ground geophysical surveys were conducted by the Company by M. McClelland, B Sc. under the direction of C. Hrkac, B Sc.

Till and soil samples were collected by and under the supervision of consultants Dr. F. Kaminsky, P. Geol., J Knight , P. Geol. and T. E. Lisle, P. Eng.

Laboratories involved in processing of till samples were, Saskatchewan Research Council-Saskatoon, Cominco Engineering Laboratory, Vancouver, B.C., and KMD Laboratory in Moscow, Russia. Indicator minerals were either picked at the KMD Laboratory, or by consultant J. Knight, P. Geol. in Smithers, B.C.

Acme Analytical Laboratories in Vancouver, B.C., carried out the analytic work on the soil samples.

The main uncertainty lies in the interpretation of the data. Many magnetic geophysical anomalies mimic anomalies that might be expected over kimberlites due to the complex nature of the bedrock, while EM anomalies may be due to graphite, sulphides or even thick overburden or lake bottom sediments. Interpretation of the indicator mineral data is subject to a series of complexities related to surficial geology and glacial history, and to variability in results from different processing techniques, the way data is reported, and to the compatibility of different data sets.

Mineralization

Not applicable

Drilling

Six drill holes for a total of 1152.99 meters were completed on the subject properties, four holes at Courageous, one at Mackay and one at Seahorse, no kimberlite was intersected. The drilling was contracted to J.T. Thomas Drilling Ltd. A Major 3000 hydraulic drill was used to recover NQ core, using synthetic drill bits and shells.

Sampling and Analysis

Sampling programs on the three properties were designed to highlight trends and possibly point to sources of indicator minerals. Twenty, at times thirty, litre samples were taken by two man crews, at 100 to 250 metre spacing along lines placed at right angles to the ice direction. The locations of the samples were determined by chain and compass and each site recorded by GPS. Detailed field notes were made on the character and environment of the sample. Soil samples of approximately 500 grams were taken at the same site.

At Courageous, north-south lines were sampled through the central claim area and along the east and west boundaries of the property. Initial sample spacing was at 250 metres followed by some more detailed sampling at 100 to 150 metre spacing. This work included 356 till samples and gave wide spaced coverage to most of the claims.

At Mackay, an initial beach sample taken in year 2000, contained 80 pyrope garnets, 4 chrome diopside, and 5 chrome spinel grains. This led to further sampling of till at 150 metre sample spacing along northerly trending fences, these samples indicated a cut off for the beach sample, additional beach samples were taken for a total of 46 samples all located in the southern portion of two claims.

At Seahorse, wide northeasterly trending sample fences up to 3.5 kilometres apart with sampling spacing of 250 metres were initially completed across the dominant ice direction. Follow up sampling mainly along the same trend reduced sample spacing to 100 or 150 metres. This program involved 238 till samples and gave reasonable coverage to eight of the twenty-six claims.

Whenever possible till samples were taken from fresh or old frost boils, all sample material and quality was noted and duplicate check samples were taken at random. The samples collected are believed to be representative of the area. Details of the sampling process and results can be found in the T.E. Lisle report.

Security of Samples

Samples were securely packaged so that tampering would be apparent and the samples were numbered so that the neither the field locations nor property source were identified. Samples that are inconsistent with results from an area or are exceptional in any way are normally followed up with additional or duplicate samples as a further check. The laboratories used are accepted by the industry and recognized and used by diamond explorers. As diamond exploration in Canada is relatively new, a certification process for indicator minerals has only recently been considered.

Mineral Resource and Mineral Reserve Estimates

Not applicable

Mining Operation

Not applicable

Exploration and Development

The evaluation of the technical data on the three subject properties is ongoing, and it is recognized that as the review progresses, and as results from the initial work becomes available, the focus and direction of exploration may shift.

Courageous

An evaluation of the data set indicates that there are six areas of interest that require follow up work to determine whether drill targets are present. Five of these areas require a total of 75 till samples. One area, in the CH 17-18 claims, requires a ground geophysical survey follow up, and a program including 45 line kilometers of magnetic survey and 22.5 line kilometers of Max Min electromagnetic survey is recommended to assess this area. Previous work has shown other areas in the claims to be of interest but sample density and coverage is low. An additional 95 samples would aid in the evaluation of these areas. Previous work has also shown areas of possible interest related to till geochemistry, and provision should be made for limited follow up geochemical survey. The estimated cost to complete the above program is $191,883.18. (In 2002, nineteen soil samples were taken and the above recommendations remain valid.)

Mackay

A program of review augmented by ground geophysical surveys and further sampling is recommended. The estimated cost of much of this initial work is $126,384.98. Costs related to till geochemistry should be estimated after a site inspection and further review of the methodology to be used. (In 2002, 49 heavy mineral samples were taken, results have not yet been received.)

Seahorse

An evaluation of the data indicates that there are seven high priority and six medium priority geophysical anomalies on the claims. Three of the high priority anomalies are conspicuous magnetic anomalies on the CH 53 claim, one or more of which may be considered for drill testing. The data points to four areas, which require follow up work. The four areas are on the CH 7 and 8 claims; the CH 70-72 claims; CH 75 claim, and CH 82 claim. To assess the potential of these areas, a total of 138 till and soil samples should be collected, and ground geophysical surveys aggregating 44.5 line kilometers of magnetic survey and 22.5 line kilometers on Max Min electromagnetic survey should be completed. A gravity survey is also recommended for the CH 75 claim.

To assess the potential of other areas in the claims where sample density and coverage is low or lacking, additional sampling programs should be carried out. The number of samples will be determined partly on data review, and on new data that may emerge from earlier work. Provision should also be made for a limited till geochemical survey for those areas shown to be of interest from previous surveys. The estimated cost to complete the above program is $176,721.07.

It is expected that drill targets will be confirmed or developed on one or more of the three subject properties. The amount of drilling will be determined after the initial surveys. Provision should be made for a minimum of 800 metres of NQ drilling at an estimated cost of $280,000.

In 2002, the three high priority anomalies on the CH 53 claim were each drilled for a total of 701 metres of NQ drilling. Each drill hole intersected kimberlite, upon analysis no diamonds were found in the samples sent to SRC. Also in 2002, 261 heavy mineral samples were taken and results are pending.

Other Properties in the CH Project Area

The Starfish, Winter Lake North and Winter Lake South properties lack detailed geophysical surveys and require additional sampling to locate target areas. Sampling completed in 2000 and 2001 is most encouraging. In 2002, additional heavy mineral samples were taken, 261 at Starfish, 128 at Winter Lake North and 89 at Winter Lake South and ten GM claims were staked. Work on the GM claims is planned for 2003. The particulars of the claims are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
Starfish		
CH1 (1)(2)	F68812	April 6, 2002
CH28(1)(2)	F68839	April 6, 2002
CH29 (1)(2)	F68840	April 6, 2002
CH30 (1)	F68841	April 6, 2002
CH31(1)(2)	F68842	April 6, 2002
CH32 (1)(2)	F68843	April 6, 2002
CH33 (1)	F68844	April 6, 2002
CH34 (1)	F68845	April 6, 2002
CH54 (2)	F70201	September 7, 2002
CH55 (2)	F70202	September 7, 2002
CH56 (2)	F70203	September 7, 2002
CH57 (2)	F70204	September 7, 2002
CH58 (2)	F70205	September 7, 2002
CH59 (2)	F70206	September 7, 2002
CH60 (2)	F70207	September 7, 2002
CH61 (2)	F70208	September 7, 2002
CH62 (2)	F70209	September 7, 2002
CH63 (2)	F70210	September 7, 2002
CH64 (2)	F70211	September 7, 2002
CH65 (2)	F70212	September 7, 2002
CH66 (2)	F70213	September 7, 2002
CH67 (2)	F70214	September 7, 2002
CH68 (2)	F70215	September 7, 2002
CH69 (2)	F70216	September 7, 2002
BAR 6	F76456	March 20, 2004
BAR 7	F76457	March 20, 2004
BAR 8	F76458	March 20, 2004
Winter Lake North		
DC1(3)	F68804	April 4, 2003
CH37 (1)	F68848	April 6, 2002
CAQ1(3)	F71304	April 4, 2003
CAQ2(3)	F71305	April 4, 2003
CAQ3(3)	F71306	April 4, 2003
CAQ4(3)	F71307	April 4, 2003
CAQ5(3)	F71308	April 4, 2003
CAQ6(3)	F71309	April 4, 2003
CAQ7(3)	F71310	April 4, 2003
CAQ8(3)	F71311	April 4, 2003
ZIP 1	F70242	February 6, 2004
ZIP 2	F70243	February 6, 2004
ZIP 3	F67476	February 6, 2004
ZIP 4	F67480	February 6, 2004
ZIP 5	F67481	February 6, 2004
ZIP 6	F67482	February 6, 2004

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE
ZIP 7	F67486	February 6, 2004
ZIP 8	F67487	February 6, 2004
GM Claims		
GM 1	F76174	April 12, 2004
GM 2	F76175	April 12, 2004
GM 3	F76176	April 12, 2004
GM 4	F76177	April 12, 2004
GM 5	F76178	April 12, 2004
GM 6	F76179	April 12, 2004
GM 7	F76180	April 12, 2004
GM 8	F76181	April 12, 2004
GM 9	F76182	April 12, 2004
GM 10	F76183	April 12, 2004
Winter Lake South		
CH35 [1]	F68846	April 6, 2002
CAQ9[3]	F71312	April 4, 2003
CAQ10[3]	F71313	April 4, 2003
CAQ11[3]	F71314	April 4, 2003
CAQ12[3]	F71315	April 4, 2003
CAQ13[3]	F71316	April 4, 2003
CAQ14[3]	F71317	April 4, 2003

Notes:
[1] Assessment work filed May, 2002 to advance expiry date.
[2] Assessment work filed December, 2002 to advance expiry date.
[3] Assessment work has been completed and will be filed to extend the expiry date.

The G1, G2 and G3 claims have previously had a detailed airborne survey completed by De Beers. The Company has made arrangements to acquire this data in exchange for the first right to deal. In 2002, 152 heavy mineral samples were taken.

B. Other Properties: Doyle Lake Property, Slave Province, NWT

Location and Description

Doyle Lake Property

The particulars of the Doyle Lake Property claims are as follows:

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE[1]	CATEGORY
LA 1	F51163	Jan. 16/2005	Monopros Agreement
LA 2	F51164	Jan. 16/2005	Monopros Agreement
LA 3	F51165	Jan. 16/2005	Monopros Agreement
LA 4	F51157	Jan. 16/2005	Monopros Agreement
LA 5	F51168	Jan. 16/2005	Monopros Agreement
LA 6	F51158	Jan. 16/2005	Monopros Agreement
LA 7	F51169	Jan. 16/2005	Monopros Agreement
LA 8	F51170	Jan. 16/2005	Monopros Agreement

CLAIM NAME	TAG NO.	CURRENT EXPIRY DATE[1]	CATEGORY
LA 9	F51171	Jan. 16/2005	Monopros Agreement
LA 10	F51172	Jan. 16/2005	Monopros Agreement
LA 11	F51173	Jan. 16/2005	Monopros Agreement
LA 12	F51174	Jan. 16/2005	Monopros Agreement
LA 13	F51175	Jan. 16/2005	Monopros Agreement
LA 14	F51176	Jan. 16/2005	Monopros Agreement
LA 15	F51177	Jan. 16/2005	Monopros Agreement
LA 16	F51178	Jan. 16/2005	Monopros Agreement
LA 17	F51179	Jan. 16/2005	Monopros Agreement
LA 18	F51180	Jan. 16/2005	Monopros Agreement
LA 19	F51181	Jan. 16/2005	Monopros Agreement
LA 20	F51182	Jan. 16/2005	Monopros Agreement
LA 21	F51183	Jan. 16/2005	Monopros Agreement
LA 22	F51184	Jan. 16/2005	Monopros Agreement
LA 23	F51185	Jan. 16/2005	Monopros Agreement
LA 24	F51186	Jan. 16/2005	Monopros Agreement
LA 25	F51187	Jan. 16/2005	Monopros Agreement
THIN	F53424	July 13/2005	Monopros Agreement
WEST	F53436	Oct. 10/2006	Monopros Agreement
LA 26	F51188	March 3/2005	Monopros Agreement/Disputed Claims
LA 27	F51189	March 3/2005	Monopros Agreement/Disputed Claims
LA 28	F51190	March 3/2005	Monopros Agreement/Disputed Claims
LA 29	F51193	March 3/2005	Monopros Agreement/Disputed Claims
LA 30	F51194	March 3/2005	Monopros Agreement/Disputed Claims
TCG-10	F32713	Dec. 15/2002	Gerle Claims
TCG-11	F32714	Dec. 15/2002	Gerle Claims
LAKE	F38490	Apr. 29/2003	Gerle Claims
TCG 15	F55362	Aug. 10/2003	Gerle Claims
TCG 17	F55360	Aug. 10/2005	Gerle Claims
EASY 1	F24293	May 25/2003	Disputed Claims/Gerle Claims
EASY 2	F24294	May 25/2003	Disputed Claims/Gerle Claims
EASY 3	F24295	May 25/2003	Disputed Claims/Gerle Claims
EXTRA 1	F55372	Oct. 19/2008	Monopros Agreement
EXTRA 2	F55365	Oct. 19/2008	Monopros Agreement
EXTRA 3	F55366	Oct. 19/2008	Monopros Agreement
EXTRA 4	F55367	Oct. 19/2008	Monopros Agreement
EXTRA 5	F55368	Oct. 19/2008	Monopros Agreement
EXTRA 6	F55369	Oct. 19/2008	Monopros Agreement
EXTRA 7	F55370	Oct. 19/2008	Monopros Agreement
EXTRA 8	F55373	Oct. 19/2008	Monopros Agreement
EXTRA 9	F55374	Oct. 19/2008	Monopros Agreement
EXTRA 10	F55375	Oct. 19/2008	Monopros Agreement
EXTRA 11	F55376	Oct. 19/2008	Monopros Agreement

Note:

[1] The recorded owner has a period of 60 days from the date of a notice of lapsing issued by the Mining Recorder to remedy the default by posting a bond or paying in lieu.

Doyle Lake LA 1-25 Mineral Claims

This property adjoins the Mountain Province Claims. De Beers (formerly Monopros Limited) has earned a 60% interest in the claims and is project operator (the Company has a 40% carried interest). To November 30, 2002, De Beers has spent $6,458,597 ($6,443,016 to November 30, 2001).

During May and June, 2001 De Beers completed a program of nine vertical drill holes over an area of approximately 4 by 1.5 km. The drilling was designed to test ground penetrating radar targets in the area of the head of the 40 km long Ken (Carl) Hicks indicator mineral train. The drilling did not locate the kimberlite or kimberlites responsible for this strong train and additional exploration will be required to locate the source. DeBeers took 136 heavy mineral samples in 2001 and 48 heavy mineral samples in 2002.

Legal Proceedings: Doyle Lake LA 26-30, Easy 1-3 claims, Section 84 Judicial Review

The LA 26-30 mineral claims containing 12,717 acres and the Easy 1, 2 and 3 claims containing 7,747 acres in the Doyle Lake area, Northwest Territories, were located on ground occupied by earlier claims filed by a third party. The Company asserted these earlier claims had been located in contravention of the Canada Mining Regulations. The Supervising Mining Recorder appointed under the Canada Mining Regulations made a decision dated May 10, 1996 agreeing with the position taken by the Company and the LA 26-30 and Easy 1, 2 and 3 mineral claims were recorded in the name of the Company subject to an appeal filed by the third party pursuant to Section 84 of the Canada Mining Regulations.

On appeal, the Supervising Mining Recorder's decision was overturned by the Assistant Deputy Minister's ('ADM') decision dated November 20, 1997. The Company filed for judicial review by the Federal Court of the November 20, 1997 decision, and on February 24, 1999, that decision was set aside and the Supervising Mining Recorder's May 10, 1996 decision was restored subject to another ministerial review by a person other than the one who conducted the review which was set aside; such new review to be conducted in accordance with the reasons given by the Federal Court. On March 24, 1999, the Company was served with a Notice of Appeal for the appeal of the Federal Court decision to the Federal Court of Appeal. On September 12, 2000, the Federal Court of Appeal set aside the decision of the ADM of Indian Affairs and Northern Development of November 20, 1997 where the ADM overturned the May 10, 1996 decision of the Supervising Mining Recorder. The Federal Court of Appeal remitted the matter to the Minister or his delegate other than the one who conducted the review which was set aside for "redetermination de novo in accordance with the reasons for judgement of this Court". The Company has been advised that the Minister has appointed a tribunal to do so. The decision of the Tribunal is expected in April 2003.

The LA 26-30 claims are subject to the De Beers Agreement.

C. Other Properties: Fishback Lake Property, Slave Craton, NWT

The particulars of the Fishback Lake Claims are as follows:

CLAIM NAME	RECORD NO.	CURRENT EXPIRY DATE[(1)]
AJ	F51166	Nov. 01/2004
CRYPT	F45316	July 29/2004
FRED 3	F42392	Oct. 04/2003
FRED 5	F42394	Oct. 04/2003
FRED 7	F45292	Nov. 09/2003
FRED 8	F45293	Nov. 09/2003
G 4	F45274	Nov. 09/2003
G 5	F45275	Nov. 09/2003
JERRY 4	F42848	Oct. 04/2003
PAL 19	F46908	Mar. 14/2004
PAL 27	F46916	Mar. 14/2004
PAL 3	F46922	Mar. 14/2004
PAL 31	F45301	May 02/2004
PAL 32	F45302	May 02/2004
PAL 33	F45303	May 02/2004
PAL 5	F46914	Mar. 14/2004

CLAIM NAME	RECORD NO.	CURRENT EXPIRY DATE[(1)]
PAL 6	F46915	Mar. 14/2004
XLAKE	F55358	Oct. 10/2007
AJB	F67478	Oct 4, 2010
AJE	F70528	Nov 9, 2009

Note:

[(1)] The recorded owner has a period of 60 days from the date of a notice of lapsing issued by the Mining Recorder to remedy the default by posting a bond or paying in lieu.

On the AJ claim, 150 km northwest of Yellowknife, one drill hole, 292.6 metres in length, was drilled in March, 2001 to test a magnetic anomaly; a basic dyke was intersected. Near this area a second target remains to be tested, it lies under 74 metres of water within a 60 hectare steep walled depression. In 2002, the Company took 12 lake sediment samples from this depression and the assay results are consistent with results that could be expected if a kimberlite occupied this area.

D Other Properties: Happy Creek Gold/Silver Property, Nevada, U.S.

This epithermal gold-silver property requires additional exploration to confirm its potential. In light of the increase in the price of gold the Company is evaluating its ability to proceed with this project. The Company has an option to purchase an undivided 100% interest in the claims subject to a 5% net smelter return royalty to a maximum of $3.6 million (US).

E. Other Properties: McConnell Creek Property, British Columbia

This gold and copper prospect, situated 240 kilometres north of Smithers, B.C., is 100% owned by the Company. Extensive exploration was conducted from 1981 through 1992, including trenching and drilling, a recent evaluation recommends that exploration continue. The recent increase in the price of gold and a return to a more favourable political climate may allow the Company to attract financing or a joint venture to this project.

4.4 Oil & Gas Operations

Not applicable.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1 Summary of Annual Information

The following table sets forth selected consolidated financial information of the Company for, and as at the end of, each of the last three financial years of the Company up to and including November 30, 2002. This financial information is derived from the consolidated financial statements of the Company which were audited by Ellis Foster.

	November 30 (Audited)		
	2002	2001	2000
Total Revenues	3,308	39,347	13,426
Income from continuing operations	-	-	-
Net loss for the year	(751,782)	(550,419)	(611,534)
Net loss per share	(0.02)	(0.01)	(0.02)
Fully diluted net loss per share	(0.02)	(0.01)	(0.02)
Total Assets	6,780,142	5,891,483	4,729,025

	November 30 (Audited)		
	2002	2001	2000
Total Long-term financial liabilities	71,004	83,924	94,193

The Net Loss number is affected by the revenues and expenses incurred for each year. Revenues from 2002, 2001 and 2000 are interest income.

Interest income is dependent upon interest rates and the amount of funds held in the Company's bank accounts. Interest rates will vary due to market conditions and the Company has no control over the fluctuation of rates.

Expenses are mainly composed of administration costs and write off of exploration and mineral costs. The amount of a write off in each year is dependent upon the costs spent to date on the project(s) that is being abandoned. Write offs of exploration and mineral property costs will vary from year to year and affect the Net Loss.

All of the above factors must be taken into consideration when comparing Total Revenues and Net Loss for each year.

5.2 Dividends/Dividend Policy

The Company has not paid any dividends since date of incorporation and has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

5.3 Foreign GAAP

Not applicable.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition, cash flow and results of operations for each of the two financial years ended November 30, 2002 and 2001 should be read in conjunction with the audited consolidated financial statements for 2002 and 2001 (the "Financial Statements"). Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and in the Financial Statements are in Canadian dollars. The information presented in the Financial Statements was prepared in accordance with generally accepted accounting principles as applicable in Canada.

6.1 General

The Company is a junior mineral exploration company listed on the TSX Venture Exchange. The Company is engaged in the acquisition, exploration and development of mineral properties and has not yet determined whether its properties contain diamond reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral properties, management is actively pursuing such additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern. The Financial Statements and the discussion and analysis of the financial condition, changes in financial condition and results of operations of the Company for the years ended November 30, 2002 and 2001 do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

The amount of the Company's administrative expenditures is related to the level of financing and exploration activities that are being conducted, which in turn may depend on the Company's recent exploration experience and prospects, as well as the general market conditions relating to the availability of funding for exploration-stage resource companies. Consequently, the Company does not acquire properties or conduct exploration work on them on a pre-determined basis and as a result there may not be predictable or observable trends in the Company's business activities and comparisons of financial operating results with prior years may not be meaningful.

Risk Factors

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development. The following risk factors should be considered:

Mineral Exploration and Development

The Company's properties are in the exploration stage. Development of the Company's properties will only proceed upon obtaining satisfactory exploration results. Mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that mineral exploration and development activities will result in the discovery of a body of commercial diamonds on any of the Company's properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineralized deposits.

Operating Hazards and Risks

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the operation of mines and the conduct of exploration programs. Although the Company will, when appropriate, secure liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liability and hazards might not be insurable, or the Company might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Economics of Developing Mineral Properties

Substantial expenditures are required to establish reserves through drilling, to develop processes to extract diamonds and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company's control and which cannot be predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Depending on the price of minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Environmental Factors

All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. There is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or to preclude entirely the economic development of a property. Environmental hazards may exist on the properties which are unknown to the Company at present which have been caused by previous or existing owners or operators of the properties.

The approval of new mines on federal lands in Canada is subject to detailed review through a clearly established public hearing process, pursuant to the Federal Canadian Environmental Assessment Act. In addition, lands under federal jurisdiction are subject to the preparation of a costly environmental impact assessment report prior to the commencement of any mining operations. These reports entail a detailed technical and scientific assessment as well as a prediction of the impact on the environment and proposed development. Further, under such review process, there is no assurance that regulatory and environmental approvals will be obtained on a timely basis or at all.

Provincial mining legislation establishes requirements for the decommissioning, reclamation and rehabilitation of mining properties in a state of temporary or permanent closure. Such closure requirements relate to the protection and restoration of the environment and the protection of public safety. Some former mining properties must be managed for long periods of time following closure in order to fulfill closure requirements. The cost of closure of mining properties and, in particular, the cost of long-term management of mining properties can be substantial. The Company intends to progressively rehabilitate its mining properties during their period of operation, should any properties become operational, so as to reduce the cost of fulfilling closure requirements after the termination or suspension of production.

Additional Financing

The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration and possible development programs. The exploration and subsequent development of the Company's properties may therefore depend on the Company's ability to obtain additional required financing. The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration (or joint venture) properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible, partial or total loss of the Company's interest in certain properties. The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may consequently have its interest in the properties subject to such agreements jeopardised. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Commodity Prices

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds or interests related thereto. The price of diamonds has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of diamond substitutes, diamond stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of diamonds, and therefore the economic viability of the Company's operations cannot accurately be predicted.

Competition and Agreements with Other Parties

The resource industry is intensively competitive in all of its phases, and the Company competes with many companies possessing far greater financial resources and technical facilities than itself. Competition could adversely affect the Company's ability to acquire suitable producing properties or prospects for exploration in the future.

The Company may, in the future, be unable to meet its obligations under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.

Title

There is no guarantee that title to properties in which the Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.

Governmental Regulation

Operations, development and exploration on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulations, if any, will not adversely affect the Company's operations. Changes in such regulations could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with Corporation policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work. Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities of mining companies could have a material adverse impact on any project in the mine development stage that the Company may possess.

Aboriginal Rights

Aboriginal rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Company is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to any of the mineral claims in which the Company has an interest. The Company is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.

Management

The Company is dependent on a relatively small number of directors and officers: Raymond A. Hrkac, William Wolodarsky, Haig Farris, Nick DeMare, William Meyer, John Auston and R. Timothe Huot (as of February 6, 2003). The loss of any of one of those persons, or of employees could have an adverse affect on the Company. The Company does not maintain key person insurance on any of its management.

Conflicts of Interest

Certain officers and directors of the Company are officers and/or directors of, or are associated with, other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law, however, to act honestly and in good faith with a view to the best interests of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

Legal Proceedings

See "Other Properties: Doyle Lake Property, Slave Province, NWT – Doyle Lake Property" for details of the current state of the LA 26-30 and Easy 1-3 claims.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at November 30, 2002, the Company's deficit was approximately $10,053,221.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, during the financial year ended November 30, 2002, the per share price of the Company's Shares fluctuated from a high of $0.26 to a low of $0.07. There can be no assurance that continual fluctuations in price will not occur.

Shares Reserved for Future Issuance: Dilution

As at November 30, 2002, there were 5,843,500 stock options and 14,840,932 warrants outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

6.2 Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with November 30, 2002.

Quarter Ended:	November 30, 2002 ($)	August 31, 2002 ($)	May 31, 2002 ($)	February 28, 2002 ($)	November 30, 2001 ($)	August 31, 2001 ($)	May 31, 2001 ($)	February 28, 2001 ($)
Current Assets	354,374	597,786	93,621	197,141	166,468	591,636	917,963	1,613,861
Resource Assets	6,135,705	5,928,805	5,588,366	5,475,852	5,416,492	5,182,066	4,761,942	4,109,519
Current Liabilities	369,739	321,006	167,384	162,195	191,040	250,023	222,005	164,587
Shareholders' Equity:								
Share Capital	16,357,640	16,044,709	15,183,047	15,111,161	14,917,958	14,918,991	14,739,126	14,739,126
Contributed Surplus	34,980	-	-	-	-	-	-	-
Deficit	(10,053,221)	(9,620,750)	(9,449,996)	(9,379,087)	(9,301,439)	(9,165,621)	(9,046,231)	(8,945,423)
Net Income (Loss)	(432,471)	(170,754)	(70,909)	(77,648)	(135,818)	(119,390)	(100,808)	(194,403)
Working Capital (Deficit)	(15,365)	276,780	(73,763)	34,946	(24,572)	341,613	695,958	1,449,274
Income (Loss) per share[1]	(0.009)	(0.004)	(0.001)	(0.002)	(0.003)	(0.003)	(0.003)	(0.005)

Notes:

[1] Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

6.3 Liquidity and Capital Resources

The Company is dependent on raising funds by the issuance of shares or disposing of interests in its mineral properties (by options, joint ventures or outright sales) in order to finance further acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the immediate and long term. There can be no assurance that the Company will be successful in raising their required financing. See "Risk Factors" above.

The Company's financial performance is dependent on many external factors. The Company expects that any revenues it may earn from its operations in the future will be from the sale of minerals. Both prices and markets for metals and minerals are cyclical, difficult to predict, volatile, subject to government price fixing and controls and respond to changes in domestic and international, political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production costs are difficult to predict. These changes in events could materially affect the financial performance of the Company.

The Company's working capital commitments are for an operating lease agreement for its office premises and the mortgage on its house in Yellowknife. (See notes in the audited consolidated financial statements for November 30, 2002).

The Company's subsidiary, Gerle U.S., has no source of financings and relies on the Company for advances to fund its work on the Happy Creek property.

As at November 30, 2002, the Company had a working deficit of $15,365, which is insufficient to meet its expected corporate and administrative expenses for the ensuing 12 month period. The Company also had outstanding stock options allowing the holders to acquire common shares as follows:

	Number	Exercise Price	Expiry Date
	738,500	$0.30	April 20, 2003
	1,685,000	$0.30	March 5, 2004
	669,000	$0.25	June 29, 2005
	100,000	$0.25	August 8, 2005
	100,000	$0.30	September 5, 2005
	120,000	$0.25	November 14, 2005
	150,000	$0.30	January 16, 2006
	600,000	$0.30	March 1, 2006
	305,000	$0.20	July 16, 2006
	1,376,000	$0.20	July 18, 2007
TOTAL OPTIONS	**5,843,500**		

The Company also had outstanding share purchase warrants allowing for the purchase of common shares as follows:

	Number	Exercise Price	Expiry Date
	400,000	$0.30	December 21, 2002
	5,913,600	$0.30	December 29, 2002
	440,000	$0.25	December 29, 2002
	1,187,332	$0.30	September 4, 2003
	125,000	$0.15/$0.20	January 2, 2004
	300,000	$0.15/$0.20	January 16, 2004
	620,000	$0.20	May 31, 2004
	475,000	$0.20	June 24, 2004
	5,380,000	$0.20	July 11, 2004
TOTAL WARRANTS	**14,840,932**		

Subsequent to November 30, 2002, the Company completed a private placement of 5,000,000 common shares at $0.20 per share to raise gross proceeds of $1,000,000 from which it paid a finders' fee of $80,000. The net proceeds will be used to fund some of the exploration work planned by the Company for 2003 and for general administration and corporate expenditures. The Company has no other sources of financing arranged at this time.

Payments made to maintain the rights to properties are made at the discretion of the Company and should the Company elect not to make those payments, any capitalized costs will be written off and the rights in respect of the property allowed to lapse. The Company may elect to enter into a joint venture agreement with a third party, sell the property or enter into a merger/amalgamation with another company.

6.4 Results of Operations

12 Months Ended November 30, 2002

During the fiscal year ended November 30, 2002, the Company completed three private placements, issued shares pursuant to the exercise of warrants and repriced 1,100,000 warrants with an expiry date of August 24, 2002 from $0.35 to $0.20 per share (950,000 of these warrants expired unexercised). A total of 11,138,333 shares were issued as follows:

(a) 425,000 non-flow-through units at a price of $0.10 per unit and 1,555,000 flow-through shares at a price of $0.10 per share to raise gross proceeds of $42,500 and $155,500 respectively, by way of private placement. The private placement closed in two tranches. Each non-flow-through unit consisted of one common share and one warrant with each warrant entitling the holder to purchase one common share at a price of $0.15 per share in the first year and $0.20 per share in the second year expiring on January 2 and January 16, 2004 for the first and second tranches, respectively;

(b) 6,475,000 units at $0.125 per unit to raise gross proceeds of $809,375 by way of private placement. The private placement closed in three tranches. Each unit consisted of one common share and one warrant with one warrant entitling the holder to purchase one common share for a term of two years at a price of $0.20 per share until May 31, June 24 and July 11, 2004 for the first, second and third tranches, respectively. In addition, the Company also issued a total of 983,333 flow-through common shares at a price of $0.15 per flow-through common share for gross proceeds of $147,500;

(c) 1,500,000 common shares at a price of $0.20 per share for gross proceeds of $300,000 by way of private placement. In connection with this private placement the Company paid a cash finders' fee of $24,000;

(d) 200,000 common shares at a price of $0.20 per share for gross proceeds of $40,000 pursuant to the exercise of warrants.

The proceeds raised from the private placements and the exercise of warrants were used for Canadian exploration expenses and general corporate and administrative expenditures. A minimum of $303,000 was required to be spent on Canadian exploration expenses. The Company expended a total of $1,083,242 on exploration costs, $43,853 on mineral property costs and $346,435 on general administration costs.

12 Months Ended November 30, 2001

During the fiscal year ended November 30, 2001, the Company completed four private placements as follows:

(a) 400,000 flow-through units at $0.25 per unit for gross proceeds of $100,000. Each unit consisted of one flow-through share and one non-flow through common share purchase warrant entitling the holder to purchase one common share of the Company for two years until December 21, 2002 at $0.30 per share;

(b) 5,376,000 flow-through units at $0.25 per unit for gross proceeds of $1,344,000. Each unit consisted of one flow-through common share and one non-transferable non-flow through common share purchase warrant entitling the holder to purchase one common share for a period of two years until December 29, 2002 at a price of $0.30 per share. In connection with this private placement, the Company issued 376,320 common shares at a deemed price of $0.25 per share as commission to an agent and issued agent's warrants entitling the agent to purchase up to 537,600 common shares for two years until December 29, 2002 at a price of $0.30 per share;

(c) 400,000 non-flow-through units at a price of $0.25 per unit for gross proceeds of $100,000. Each unit consisted of one common share and one non-transferable warrant. Each warrant entitling the holder to purchase one common share until December 29, 2002 at a price of $0.25 per share. In connection with this private placement, the Company issued 28,000 common shares at a deemed price of $0.25 per share as commission to an agent and issued agent's warrants entitling the agent to purchase up to 40,000 common shares for a period of two years until December 29, 2002 at a price of $0.25 per share;

(d) 1,237,332 units at a price of $0.15 per unit to raise gross proceeds of $185,600. Each unit consisted of one common share and one warrant with one warrant entitling the holder to purchase one common share until September 4, 2003 at $0.20 per share in the first year and $0.30 per share in the second year.

The proceeds raised from the private placements were used for Canadian Exploration expenses and general corporate and administrative expenditures. A minimum of $1,438,224 was required to be spent on Canadian Exploration expenses. The Company expended a total of $1,536,490 on exploration costs, $39,493 on mineral property costs and $264,263 on general administration costs.

12 Months Ended November 30, 2000

During the fiscal year ended November 30, 2000, the Company completed four private placements, issued shares pursuant to the exercise of warrants, issued shares pursuant to the exercise of an employee stock option, repriced 361,500 warrants with an expiry date of June 18, 2000 from $0.50 to $0.20 per share (all warrants were exercised before the expiry date) and repriced 1,780,000 warrants with expiry dates of November 17, 2000 to November 30, 2000 from $0.30 to $0.25 per share (420,000 warrants were exercised and 1,360,000 warrants expired unexercised). A total of 7,164,667 shares were issued as follows:

(a) 2,416,667 units at $0.15 per unit for gross proceeds of $362,500. Each unit consisted of one share and one-half warrant with one whole warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.25 per share during the second year.

(b) 750,000 units at $0.20 per unit for gross proceeds of $150,000. Each unit consisted of one share and one-half warrant with one whole warrant entitling the holder to purchase one common share at $0.20 per share during the first year and at $0.25 per share during the second year.

(c) 1,100,000 units at $0.25 per unit for gross proceeds of $275,000. Each unit consisted of one share and one warrant entitling the holder to purchase one common share at $0.30 per share during the first year and at $0.35 per share during the second year.

(d) 900,000 flow-through shares at $0.25 per share for gross proceeds of $225,000.

(e) 1,917,000 common shares for $426,400 pursuant to the exercise of warrants.

(f) 81,000 common shares for $26,250 pursuant to the exercise of employee stock options.

The proceeds raised from the private placements, exercise of warrants and stock options were spent: $937,691 on exploration costs, $157,051 on mineral property costs and $256,028 on general administration costs.

For the Year Ended November 30, 2002 Compared to November 30, 2001

The Company reported a net loss of $751,782 for the year ended November 30, 2002 compared to a net loss of $550,419 for the year ended November 30, 2001. General administration expenses for the year ended November 30, 2002 were $346, 435 compared to $264,263 for the year ended November 30, 2001. The increase in general administration expenses was primarily due to an increase in consulting fees (2002 - $90,437; 2001 - $29,000), corporate relations (2002 - $25,492;

2001 - $11,599); travel (2002 - $18,644; 2001 - $3,154) and the recording of stock based compensation for stock options issued (2002 - $34,890; 2001 - $ nil).

Revenue for the year ended November 30, 2002 was $3,308 consisting of interest income compared with $39,347 for the year ended November 30, 2001 (interest income).

For the Year Ended November 30, 2001 Compared to November 30, 2000

The Company reported a net loss of $550,419 for the year ended November 30, 2001 compared to a net loss of $611,534 for the year ended November 30, 2000. General administration expenses for the year ended November 20, 2001 were $264,263 compared to $256,028 for the year ended November 30, 2000. The increase in general administration expenses was primarily due to an increase in consulting fees (2001 - $29,000; 2000 - $17,403) and licences, taxes and insurance (2001 - $48,226; 2000 - $29,433).

Revenue for the year ended November 30, 2001 was $39,347 consisting of interest income compared with $13,426 for the year ended November 30, 2000 ($9,339 interest income and $4,087 operator's administration fee).

There were no significant unusual or infrequent events, transactions or economic changes that materially affected the Net Loss for continuing operations.

When comparing each year's Net Loss, consideration must be given to the calculation of expenses. Expenses are composed mainly of write off of exploration and mineral property costs and administration costs. The amount of the write off in each year is based on the costs that have been spent to date on the abandoned project and the number of projects that are being abandoned.

Outlook

The Doyle Lake property is the Company's most advanced project in which the Company has a 40% interest. The exploration work to date strongly suggests the presence of several kimberlite bodies on the claims and the chemistry of the indicator minerals suggests that some of these contain diamonds. De Beers Canada is the operator and is the Canadian exploration arm of De Beers, the world's pre-eminent diamond company, and it continues to finance the exploration costs. Success for the Company is contingent on locating the kimberlites by drilling. Results from sampling in 2002 are awaited, when received, De Beers will inform the Company of its further exploration plans.

The CH project area is now considered a high priority project, in particular the Courageous, Mackay and Seahorse properties.

The Company's other exploration projects are being maintained because exploration work to date has shown positive results and therefore, support the criteria that commercial deposits exist in these areas. These projects require funding by the Company.

6.5 Foreign GAAP

Not applicable.

ITEM 7: MARKET FOR SECURITIES

The Company's shares are listed on the Exchange (symbol "GGL") under the classification of a "Tier 2" company".

ITEM 8: DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holdings

The following information is given concerning directors and officers of the Company:

Name and Municipality of Residence and Current Position with the Company	Principal Occupation During the Past Five Years	Period has served as a Director or Officer
Raymond A. Hrkac Coquitlam, B.C. President and Director	Geologist; President of the Company; over five years	June 17, 1981 to date
William Wolodarsky Calgary, Alberta Director	Geologist; President, Mistaya Explorations Ltd., over five years; former Director, OGY Petroleums Ltd. (TSX), an oil and gas exploration company	June 17, 1985 to date
Nick DeMare Burnaby, B.C. Director and Secretary	Chartered Accountant; President, Chase Management Ltd. an accounting and management services company, over five years	May 4, 1989 to date
J. Haig DeB. Farris Bowen Island, B.C. Director	President, Fractal Capital Corp., a venture capital investment company, over five years	January 25, 1993 to date
William Meyer Coquitlam, B.C. Director	Chairman, Minco Mining & Metals Corporation [TSX], November 1, 1999 to date; Consultant, Teck Corporation [TSX], a mining company, April 1, 1998 to October 31, 1999; President, Teck Exploration Ltd. and Vice-President, Exploration, Teck Corporation to March 31, 1998	May 26, 1994 to date
John S. Auston West Vancouver, B.C. Director	Geologist; Self-Employed (Retired), June 2000 to present; previously President and CEO, Ashton Mining of Canada Inc. [TSE, a mining company], August, 1996 to May, 2000; President and CEO, Granges Inc. [TSX, a mining company], February, 1993 to April, 1995	March 1, 2001 to date
R. Timothe Huot Longueuil, P.Q. Director	Lawyer; Partner, McCarthy Tetrault, LLP [a national Canadian law firm], over five years	February 6, 2003 to date
Norman Leach Vancouver, B.C. Assistant Secretary	President, Gowan Brae Holdings Ltd. [a private holding company], May, 1995 to present; previously, President, CLS Catering Services, April, 1981 to June, 1995	July 10, 2002 to date

Directors of the Company are elected to hold office for one year. The Directors' term of office will expire at the next annual general meeting of the Company to be held on May 23, 2003. All of the directors are standing for re-election at the 2003 annual general meeting. Officers of the Company hold office at the pleasure of the Board of Directors.

The Company is required to have an audit committee, the members of which are William Wolodarsky, Nick DeMare and J. Haig deB. Farris. The Company has a compensation committee composed of William Wolodarsky, J. Haig deB. Farris and William Meyer. The Company does not have an executive committee. As at April 5, 2003, the Directors and Officers of the Company as a group own or controlled approximately 4,484,589 shares (7.68%) of the Common shares of the Company.

8.2 Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, with the exception of Nick DeMare, none of the directors or officers of the Company nor any control person, is or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person. Nick DeMare was a director of Pan Pacific Petroleum Inc., which was subject to a cease trade order for failure to file financial statements and, as it eventually went out of business, was delisted as of July 26, 1994.

8.3 Penalties or Sanctions

To the knowledge of the Company, none of the directors or officers of the Company nor any control person of the Company, has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Individual Bankruptcies

To the knowledge of the Company, none of the directors or officers of the Company nor any control person, or a personal holding company of such persons, has, within the previous ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5 Conflicts of Interest

Conflicts of interest may arise as a result of the directors or officers or management of the Company also holding positions as directors and/or officers of other companies. Some of the directors and officers have been and will continue to be engaged in the identification and evaluation of mineral properties, with a view to potential acquisition of mineral property interests on their own behalf and on behalf of other companies, and situations may arise where the directors and officers will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the *British Columbia Company Act.*

ITEM 9: ADDITIONAL INFORMATION

Upon request being made by any person to the Secretary of the Company, the Company shall provide to that person at any time, the following documents:

(a) one copy of the Annual Information Form of the Company, together with one copy of any document, or pertinent pages of any document, incorporated by reference in such Annual Information Form;

(b) one copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying report of the auditor;

(c) one copy of the Company's Information Circular in respect of its most recent annual general meeting; and

(d) Technical Report dated April 15, 2002 on the Courageous, Seahorse and Mackay Properties located in the Mackay Lake and Courageous Lake areas of the Northwest Territories prepared by Thomas Edward Lisle, P.Eng. (B.C.).

The Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Information Circular for the 2003 annual meeting. Additional financial information is provided in the Corporation's comparative financial statements for the year ended November 30, 2002.